UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MIRAMAR LABS, INC.
(Name of Subject Company)

MIRAMAR LABS, INC.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
604656108
(CUSIP Number of Class of Securities)

R. Michael Kleine
Chief Executive Officer
Miramar Labs, Inc.
2790 Walsh Avenue
Santa Clara, California 95051
(408) 579-8700

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Philip H. Oettinger Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-6811	R. Michael Kleine Chief Executive Officer Miramar Labs, Inc. 2790 Walsh Avenue Santa Clara, California 95051 (408) 579-8700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
Name and Address.
The name of the subject company is Miramar Labs, Inc., a Delaware corporation (“Miramar Labs” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 2790 Walsh Avenue, Santa Clara, California 95051. The telephone number of the Company’s principal executive office is (408) 579-8700.
Securities.
This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the common stock, $0.001 par value per share, of Miramar Labs (the “Shares” or the “Common Stock”). As of the close of business on June 20, 2017, there were (i) 9,334,857 Shares issued and outstanding, (ii) 108,915 Shares reserved for future issuance or otherwise deliverable under the Company’s 2006 Stock Plan, as amended, (iii) 1,373,334 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options, and (iv) 83,319 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding warrants.
Item 2. Identity and Background of Filing Person.
Name and Address.
Miramar Labs, the subject company, is the person filing this Statement. The name, business address and business telephone number of the Company are set forth in “Item 1. Subject Company Information—Name and Address” above.
Tender Offer.
This Statement relates to the tender offer by Desert Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sientra, Inc., a Delaware corporation (“Parent”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on June 26, 2017, pursuant to which Purchaser has offered to purchase all of the outstanding Shares for a purchase price of (i) $0.3149 per share, in cash, without interest (the “Cash Portion”) and (ii) a contractual contingent value right (a “CVR”), pursuant to the Contingent Value Rights Agreement in the form attached as Annex II to the Merger Agreement (as it may be amended from time to time, the “CVR Agreement”), to receive one or more contingent payments upon the achievement of certain milestones as set forth in the CVR Agreement (as defined below), without interest (the “CVR Portion”, and together with the Cash Portion, the “Offer Price”), subject to any applicable withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 26, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or otherwise modified from time to time in accordance with the Merger Agreement (as defined below), constitute the “Offer”). A copy of the Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 11, 2017 (as such agreement may be amended, supplemented or otherwise modified from time to time in accordance therewith, the “Merger Agreement”), by and among Parent, Purchaser and Miramar Labs. The Merger Agreement provides, among other things, that following consummation of the Offer (such time of acceptance, the “Acceptance Time”) and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will be merged with and into Miramar Labs (the “Merger”), with Miramar Labs continuing as the surviving corporation in the Merger and as aa wholly owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 253 of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. Miramar Labs does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than Shares held by Miramar Labs (or held in Miramar Labs’ treasury), Parent, Purchaser, any of other wholly owned subsidiary of Parent, or any wholly owned subsidiary of Miramar Labs, or Shares with respect to which appraisal rights are properly exercised under the DGCL (the “Dissenting Shares”)) will be converted into the right to receive the Cash Portion and the CVR Portion (the “Merger Consideration”), subject to any applicable withholding. As a result of the Merger, the Shares will cease to be publicly traded and Miramar Labs will become wholly owned by Parent.
The Offer and withdrawal rights will expire at 8:00 a.m. Eastern Time on July 25, 2017, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as so extended, if applicable, the “Expiration Date”).
The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.
As set forth in the Schedule TO, the principal executive offices of Purchaser and Parent are located at 420 South Fairview Avenue, Suite 200, Santa Barbara, California 93117 , and the telephone number of their principal executive offices is (805) 562-3500.
Information relating to the Offer, including this Statement and related documents, can be found on the SEC’s website at www.sec.gov, or on the Company’s website at http://miramarlabs.com .
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth in this Statement, to the knowledge of Miramar Labs, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Miramar Labs or any of its affiliates and (i) any of Miramar Labs’ executive officers, directors or affiliates or (ii) Purchaser or Parent or any of their respective executive officers, directors or affiliates.
Arrangements with Purchaser, Parent and Certain of Their Affiliates.
Merger Agreement.
On June 11, 2017, Miramar Labs, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 11. “The Transaction Documents” in the Offer to Purchase and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.
Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be categorical statements of fact but, rather, as a way of allocating the risk among the parties to the Merger Agreement. In particular, the representations and warranties contained in the Merger Agreement were negotiated with the principal purposes of (i) establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and (ii) allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. In addition, such representations, warranties and covenants may have been modified, qualified or excepted by certain disclosures or other information not reflected in the text of the Merger Agreement and may apply contractual standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares or holders of shares of Parent, or that may be different from materiality under applicable securities laws. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in the Offer to Purchase. Accordingly, none of the holders of Shares, holders of shares of Parent or any other third parties should rely on the representations, warranties and covenants, or any descriptions thereof, as characterizations of the actual state of facts or conditions of Miramar Labs, Purchaser, Parent or any of their respective subsidiaries or affiliates. Factual disclosures about Miramar Labs contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.
Amendment to Merger Agreement.
On June 25, 2017, the parties amended the Merger Agreement (the “Amendment”). The Amendment (a) permits the Merger to be effected as a “short-form” merger pursuant to applicable provisions of the DGLC, including Section 253, and (b) grants to Purchaser an irrevocable right (the “Top-Up”), which Purchaser will be deemed to have exercised immediately following the consummation of the Offer, if necessary, to purchase from the Company a number of additional Shares at a price per Share equal to the Offer Price (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the Shares already owned by Purchaser (and, if applicable, Parent) following the consummation of the Offer, constituting one Share more than 90% of the Shares, but not less than one share more than 90% of the Shares then outstanding (after giving effect to the Top-Up). This summary does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is filed as Exhibit (e)(2) to this Statement and is incorporated herein by reference.
Confidentiality Agreement.
On February 10, 2017, Miramar Labs and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, that any non-public information furnished to it or to its representatives by or on behalf of the other party would be considered confidential information and would be kept confidential and be used only for purposes of evaluating the merits of, and negotiating and consummating, a potential negotiated acquisition or negotiated business combination transaction between the parties. The parties agreed that they would only disclose the confidential information to their representatives, or as may be required by law, or upon receiving prior written consent from the disclosing party.
The foregoing summary description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Statement and is incorporated herein by reference.
Tender and Support Agreements.
Concurrently with the execution of the Merger Agreement, the majority of the members of the Company’s board of directors (the “Board”) who hold shares of Common Stock, stockholders who are affiliated with such members, and other stockholders, in their respective capacities as stockholders of the Company, in their respective capacities as stockholders of the Company, entered into Tender and Support Agreements with Parent and Purchaser (the “Tender and Support Agreements”), pursuant to which each stockholder agreed to tender and not withdraw all Shares owned by, or acquired by, such stockholder into the Offer. RMI Investments S.A.R.L. subsequently entered into a Tender and Support Agreement on June 16, 2017. The stockholders collectively hold 7,940,033 Shares, constituting 85% of the Shares issued and outstanding as of June 20, 2017.
The foregoing summary description of the Tender and Support Agreements is qualified in its entirety by reference to the form of Tender and Support Agreement, which is filed as Exhibit (e)(4) to this Statement and is incorporated herein by reference.
Note Amendment.
The Company previously announced on February 2, 2017 that it had issued subordinated secured convertible promissory notes (the “Notes”) pursuant to that certain Note Purchase Agreement, dated as of January 27, 2017 (the “Note Purchase Agreement”), to the Investors (as defined in the Note Purchase Agreement).
Concurrently with the execution of the Merger Agreement, the Company, Parent and the Investors entered into an Omnibus Amendment to Subordinated Secured Convertible Promissory Notes (the “Note Amendment”), pursuant to which the Investors agreed that the Notes will be amended and restated to effect the cancellation of the Notes, subject to the consummation of the Merger, in exchange for and upon receipt from Parent of payment to each Investor of its portion of (a) certain payments at the closing of the Merger (the “Closing”) and (b) contingent payments that are payable only upon the achievement of Milestone #1 (as defined in the CVR Agreement); provided that a portion of each of the amounts described in the preceding clauses (a) and (b) shall not be immediately payable by Parent but rather withheld by Parent as a source of recovery in respect of certain indemnification obligations to which the Investors have agreed in favor of Parent, the Company and their affiliates following the Closing, the terms of which are set forth in more detail in the Note Amendment.
The foregoing summary description of the Note Amendment is qualified in its entirety by reference to the Note Amendment, which is filed as Exhibit (e)(5) to this Statement and incorporated herein by reference.

Foundry Amendment.
The Company previously entered into that certain Assignment and License Agreement effective as of December 31, 2008, as amended and/or clarified by certain letter agreements dated June 10 and 11, 2010 (collectively, the “Original Foundry Agreement”) with The Foundry, Inc. (the “Foundry Inc.”), pursuant to which the Foundry Inc. assigned to the Company certain Assigned Patents, Assigned Technology, and Related Documentation (each as defined in the Original Foundry Agreement) in exchange for certain royalty payments to be paid by the Company to the Foundry Inc. In connection with a liquidation and dissolution of the Foundry Inc.’s business, pursuant to that certain Revised and Restated Assignment Agreement dated December 31, 2008 (the “Foundry Assignment Agreement”), the Foundry Inc. assigned all of its rights and obligations under the Original Foundry Agreement to The Foundry, LLC (the “Foundry”) and the Foundry agreed to pay the royalty payments to certain individuals (the “Foundry Assignees”), with each Foundry Assignee being entitled to a pro rata portion of such amounts.
Concurrently with the execution of the Merger Agreement, the Company, Parent, the Foundry and the Foundry Assignees entered into an Amendment No. 1 to Assignment and License Agreement and Assignment Agreement (the “Foundry Amendment”), pursuant to which the signatories agreed that all payments which may be payable to the Foundry will be payable to the Foundry Assignees and the Foundry Assignees will each instead be paid, subject to and contingent upon the occurrence of the Merger and the achievement of Milestone #1, their respective pro rata portions of (i) an amount equal to $2,235,821.53 in full satisfaction of the amount of accrued royalty payments that may be owed by the Company to the Foundry Assignees as of the Closing; provided that a portion of such amount shall not be immediately payable by Parent upon the achievement of Milestone #1 (as defined in the CVR Agreement) but rather may be withheld by Parent as a source of recovery in respect of certain indemnification obligations to which the Foundry Assignees have agreed in favor of Parent, the Company and their affiliates following the Closing, the terms of which are set forth in more detail in the Foundry Amendment, and (ii) certain Contingent Royalty Payments based on the Company’s Contingent Net Sales of Covered Products after the date of the Foundry Amendment (each as defined in the Foundry Amendment).
The foregoing summary description of the Foundry Amendment is qualified in its entirety by reference to the Foundry Amendment, which is filed as Exhibit (e)(6) to this Statement and incorporated herein by reference.
Arrangements with Directors and Executive Officers of Miramar Labs.
Interests of Certain Persons.
The executive officers of Miramar Labs and the members of the Board may have interests in the Offer, the Merger and the other transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of Miramar Labs’ stockholders, generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Recommendation of the Board.”
For further information with respect to the arrangements between Miramar Labs and its named executive officers, see the information included in “Item 8. Additional Information—Golden Parachute Compensation” below, which is incorporated into this Item 3 by reference.

Effect of the Offer, the Merger and the other transactions contemplated by the Merger Agreement on Shares and Equity Awards.
Consideration for Shares. If Miramar Labs’ directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same consideration on the same terms and conditions as the other holders of Shares. As of June 20, 2017, Miramar Labs’ directors and executive officers (and affiliates and affiliated investment entities) owned 7,720,875 Shares in the aggregate (excluding Company Options (as defined below)). If the directors and executive officers (and affiliates and affiliated investment entities) were to tender and not withdraw all of their Shares outstanding as of June 20, 2017 pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers (and affiliates and affiliated investment entities) would receive an aggregate of approximately $2,431,303.54 in cash and 7,720,875 CVRs.
Consideration for Company Options. As of June 20, 2017, Miramar Labs’ directors and executive officers held options to purchase 939,124 Shares outstanding under the Company’s 2006 Stock Plan (as amended, the “2006 Plan”) (each, a “Company Option” and, collectively, the “Company Options”) in the aggregate, of which 465,298 were vested and exercisable as of that date, with exercise prices ranging from $4.33 to $5.5925.
Pursuant to the Merger Agreement, as of the Effective Time, each Company Option that is then outstanding and unexercised, whether or not vested, shall be cancelled. Company Options with an exercise price per Share that is less than the Cash Portion (each, an “In-the-money Option”) shall be converted into the right to receive (i) cash in an amount equal to (A) the total number of Shares subject to such Company Option immediately prior to the Effective Time (without regard to vesting) multiplied by (B) the excess, if any, of (x) the Cash Portion over (y) the exercise price payable per Share under such Company Option, without interest (the “Closing Option Payment”), plus (ii) the right to receive the CVR Portion for each Share subject to such In-the-money Option (without regard to vesting), which amount shall be paid in accordance with the CVR Agreement (the “CVR Option Payments”, and together with the Closing Option Payment, the “Option Consideration”).
Notwithstanding the foregoing, if the per Share exercise price of any Company Option is equal to or greater than the per share Cash Portion (an “Out-of-the-money Option”), such Out-of-the-money Option will be cancelled at the Effective Time without any cash payment. See “—Table of Equity Related Payments” below for additional information.
The Company shall accelerate (contingent upon the Effective Time) the vesting of each unvested Company Option on the date that is at least ten (10) calendar days prior to the Effective Time (such date, the “Acceleration Date”) and, for a period of at least five (5) calendar days following the Acceleration Date, allow each holder of a Company Option to exercise all or a portion of the Company Option, effective immediately prior to, and contingent upon, the Effective Time. Holders of Company Options, including Miramar’s directors and executive officers, shall be required to execute an agreement with the Company (an “Optionholder Agreement”) providing for a release of claims in a form and substance reasonably satisfactory to Parent in order to receive any Option Consideration.
Treatment of Equity Awards held by Directors and Executive Officers. As discussed above, all Company Options held by Miramar Labs’ directors and executive officers will be cancelled in exchange for the Option Consideration, as applicable, and payable as described above. In addition, Miramar Labs’ executive officers and the members of its Board are eligible to receive the following:

•
R. Michael Kleine, Brigid Makes and James Lam have employment agreements with the Company, pursuant to which each executive is eligible to receive accelerated vesting as to 100% of the then-unvested shares subject to the executive’s outstanding stock options in the event the executive’s employment terminates under certain circumstances. See “—Employment Arrangements with Miramar Labs” for an additional description; and.

•
the vesting of each Company Option, including such Company Options held by our executive officers and the members of our Board, will become fully vested as of immediately prior to the Effective Time pursuant to the terms of the Merger Agreement, as described above.

See “—Table of Equity Related Payments” below for additional information.
Table of Equity-Related Payments. The following table sets forth the approximate amount of the payments that each of Miramar Labs’ directors and executive officers is entitled to receive in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, assuming that the Effective Time occurs on July 25, 2017 and that each individual receives the full Option Consideration for all of the individual’s Company Options and that no additional Company Options are granted to such individual. The information in the following table assumes that all listed Company Options remain outstanding until immediately prior to July 25, 2017 and that no additional Company Options will be granted to such individuals.

Name	Number of Shares Owned (1)	Cash Consideration for Owned Shares ($) (2)	Shares Subject to Outstanding In-the- Money Options (3)	Option Consideration for In-the- Money Vested Options($) (4)	Option Consideration for Accelerating In-the-Money Unvested Options($) (5) (6) (7)	Aggregate Cash Consideration ($)

Directors

Mark E. Deem	73,932	$2,328.12	0	0	-	$2,328.12
Hanson S. Gifford III	103,505	$3,259.38	0	0	-	$3,259.38
Maxim Gorbachev	0	$0.00	0	0	-	$0.00
Henry A. Plain, Jr.	65,060	$2,048.74	0	0	-	$2,048.74
Stacey D. Seltzer	0	$0.00	0	0	-	$0.00
Brian H. Dovey	0	$0.00	0	0	-	$0.00
Patrick F. Williams	0	$0.00	0	0	-	$0.00
	0	$0.00				$0.00
Executive Officers		$0.00				$0.00
Robert Michael Kleine*	0	$0.00	0	0	-	$0.00
Brigid A. Makes	0	$0.00	0	0	-	$0.00
Steven Kim	27,724	$873.03	0	0	-	$873.03

*	Mr. Kleine is both a director and an executive officer.

(1)	Based on the number of Shares owned as of July 25, 2017.

(2)	Calculated based on (i) the number of owned Shares, multiplied by (ii) $0.3149.

(3)	Number shown is the number of Shares subject to outstanding Company Options (whether vested or unvested) with a per share exercise price below $0.3149.

(4)
Calculated based on (i) the number of Shares subject to vested In-the-money Options as of immediately prior to July 5, 2017, multiplied by (ii) the difference between (A) the sum of the per share Cash Portion and the per share CVR Portion, less (B) the per share exercise price of such vested In-the-money Options. To the extent the individual holds Out-of-the-money Options, the individual will receive no Option Consideration with respect to such cancelled Out-of-the-money Options.

(5)
Calculated based on (i) the number of unvested In-the-money Options as of immediately prior to July 25, 2017 that will or may accelerate in accordance with the terms of the Merger Agreement, multiplied by (ii) the difference between (A) the sum of the per share Cash Portion and the per share CVR Portion, less (B) the per share exercise price of such unvested In-the-money Options. To the extent the individual holds Out-of-the-money Options, the individual will receive no Option Consideration with respect to such cancelled Out-of-the-money Options.

(6)
The value of Option Consideration for accelerating unvested In-the-money Options held by the executive officers assumes full acceleration of each Company Option subject to any time-based or performance-based vesting as of immediately prior to the Effective Time.

(7)	The value of Option Consideration for accelerating unvested In-the-money Options assumes full vesting acceleration in accordance with the terms and conditions of the 2006 Plan.
Employment Arrangements with Miramar Labs.
Employment Agreements
Robert Michael Kleine
Miramar Labs entered into an employment agreement with Robert Michael Kleine, our President and Chief Executive Officer, on May 27, 2016. Mr. Kleine’s employment agreement has no specific term and provides for at-will employment.
Mr. Kleine’s employment agreement provides for an annual base salary, which is currently $453,000, and also provides that Mr. Kleine is eligible to receive an annual bonus of up to 40% of his annual salary based on the achievement of certain goals mutually agreed upon by him and our Board. Mr. Kleine’s employment agreement also provides that Mr. Kleine may receive reimbursements from us for up to $5,000 monthly as a housing allowance.
Pursuant to Mr. Kleine’s employment agreement, if, within the twelve month period following a “change of control” we terminate Mr. Kleine’s employment without “cause,” or Mr. Kleine resigns for “good reason” (as such terms are defined in Mr. Kleine’s employment agreement), Mr. Kleine will receive full accelerated vesting as to any then-outstanding unvested Company Options.
Pursuant to Mr. Kleine’s employment agreement, in the event any payment or benefit to Mr. Kleine pursuant to his employment agreement or otherwise would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), as a result of a payment being classified as a parachute payment under Section 280G of the Code, Mr. Kleine will receive such payment as would entitle him to receive the greatest after-tax benefit, even if it means that we pay him a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Code.
Brigid A. Makes
Miramar Labs’ entered into an employment agreement with Brigid A. Makes, our Senior Vice President and Chief Financial Officer, on September 25, 2011, and amended the agreement on May 28, 2013. Ms. Makes’ employment agreement has no specific term and provides for at-will employment.
Ms. Makes’ employment agreement provides for an annual base salary, which is currently $342,700. Ms. Makes’ employment agreement also provides that Ms. Makes may receive reimbursements from us for up to $25,000 of moving expenses to cover the cost of relocating her principal residence closer to the Company’s principal offices; to date no such reimbursements have been requested or made.

Pursuant to the employment agreement of Ms. Makes, if, prior to a “change in control” or within the twelve month period following a “change in control,” we terminate the employment of Ms. Makes other than for death, disability, or “cause” or Ms. Makes resigns for “good reason” (as such terms are defined in Ms. Makes’ employment agreement), and Ms. Makes executes a separation agreement and release of claims in our favor that becomes effective and irreversible within 60 days following her termination of employment, Ms. Makes is entitled to receive (i) continuing payments of her then-current base salary for a period of 9 months, payable pursuant to our regular payroll policies, (ii) full accelerated vesting with respect to any then-outstanding unvested Company Options or other equity awards, and (iii) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to “COBRA” for her and her respective dependents for up to 9 months.
Pursuant to Ms. Makes’ employment agreement, in the event any payment or benefit to Ms. Makes pursuant to her employment agreement or otherwise would be subject to the excise tax imposed by Section 4999 of the Code as a result of a payment being classified as a parachute payment under Section 280G of the Code, Ms. Makes will receive such payment as would entitle her to receive the greatest after-tax benefit, even if it means that we pay her a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Code.
Steven Kim
Foundry Newco X, the predecessor of Miramar Labs, entered into an employment offer letter with Steven Kim, our Chief Technology Officer, on October 17, 2006. The letter has no specific term and provides for at-will employment. Mr. Kim’s offer letter provides for an annual base salary, which is currently $310,000.
Key Employee Retention Plan
In March 2017, our Board approved the Miramar Labs, Inc. Key Employee Retention Plan (the “Retention Plan”). The Retention Plan establishes a “bonus pool” for “key employees” in the event of a “change of control” equal to 10% of “net proceeds” (as such terms are defined under the Retention Plan). The purpose of the Retention Plan is to (i) assure that the Company will have the continued dedication and objectivity of key employees, notwithstanding the possibility, threat or occurrence of a change of control, (ii) provide key employees with an incentive to continue their service with the Company, or any subsidiary of the Company, prior to a change of control and to motivate the team to maximize the value of the Company upon a change of control for the benefit of its stockholders, and (iii) provide key employees with enhanced financial security, incentive and encouragement to remain with the Company, or any subsidiary of the Company, notwithstanding the possibility of a change of control.
Each of our executive officers is a key employee under the Retention Plan. The Board determined the identity of the key employees and the allocations of the Retention Plan’s bonus pool. Payments under the Retention Plan will be distributed to key employees within 30 days following a change in control, provided that payments related to “post-closing payments” (as defined under the Retention Plan) will be distributed if and when such payments are made to the Company’s stockholders (provided that any payments not distributed to participants by the fifth anniversary of the change of control will be forfeited).
A participant must be an employee of the Company (or a subsidiary of the Company) on the closing date of the change in control in order to receive payments under the Retention Plan. If, after making all distributions to remaining participants in accordance with the terms of the Retention Plan, the Retention Plan’s bonus pool has not been fully distributed, such amount shall be distributed to the Company’s stockholders in the same manner as other proceeds resulting from the change of control.

Pursuant to the Retention Plan, in the event any payment or benefit to a key employee pursuant to the Retention Plan or otherwise would be subject to the excise tax imposed by Section 4999 of the Code as a result of a payment being classified as a parachute payment under Section 280G of the Code, the key employee will receive such payment as would entitle the key employee to receive the greatest after-tax benefit, even if it means that we pay the key employee a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Code.
See “Item 8. Additional Information—Golden Parachute Compensation” below (which is incorporated into this Item 3 by reference) for further information with respect to certain of these arrangements and for a quantification of the amounts potentially payable to certain executive officers in connection with the Offer and the completion of the Merger.
Patrick Williams
Patrick Williams, the Chairman of the Board, is also the Chief Financial Officer, Senior Vice President, and Treasurer of Parent. Mr. Williams recused himself from Board discussions concerning the negotiation of the transaction between Parent and the Company, abstained from voting on the Board’s approval of the Offer and the Merger and has agreed to waive all rights to any compensation that he might be owed from Miramar Labs as a result of the consummation of a transaction with Parent, including any consideration to be received from his Miramar Labs option grant and his participation in the Retention Plan.
Employee Matters Following Closing.
The Merger Agreement provides that, for a period of one year following the Effective Time, Parent shall provide, or cause to be provided, to each employee of the Company who is employed by the Company as of immediately prior to the Effective Time and who continues to be actively employed (without any material break in service) by the Surviving Corporation or any affiliate thereof, during such one year period (each, a “Continuing Employee”) base salary (or base wages, as the case may be) no less favorable than the base salary (or base wages) provided to such Continuing Employee immediately prior to the execution of the Merger Agreement, and short-term cash incentive compensation opportunities and health and welfare benefits (excluding any severance benefits, defined benefit pension benefits, retiree medical benefits, transaction or retention bonuses and equity based compensation) that are substantially comparable in the aggregate to such base salary and base wages, short-term cash incentive compensation opportunities and health and welfare benefits (excluding any severance benefits, defined benefit pension benefits, retiree medical benefits, transaction or retention bonuses and equity based compensation) provided to similarly situated employees of Parent.

With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its affiliates to, as applicable (and without duplication of benefits), honor such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company and without limiting their ability to accrue personal, sick or vacation time under Parent practices and policies.

All Continuing Employees shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under the Company’s health and welfare benefit plans immediately prior to the Effective Time or to the same extent as similarly situated employees of Parent and its subsidiaries, as applicable); provided, however, that nothing in the Merger Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time and if Parent or the Surviving Corporation terminates any such health or welfare benefit plan, then the Continuing Employees shall be eligible to participate in the Parent’s health and welfare benefit plans to the extent that coverage under such plans is replacing comparable coverage under an employee benefit plan in which such Continuing Employee participated immediately before the Effective Time or to the extent as similarly situated employees of Parent and its subsidiaries, as applicable. To the extent that service is relevant for eligibility to participate in, but not for purpose of benefit accrual under, any health or welfare benefit plan of Parent and/or the Surviving Corporation, then Parent shall (A) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated prior to the Effective Time, and (B) ensure that such health or welfare benefit plan shall, for purposes of eligibility, deductibles, co-payments and out-of-pocket maximums, credit Continuing Employees for service and amounts paid prior to the Effective Time with the Company to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of the Company. The employment of each Continuing Employee shall be “at will” employment.
As of the date of this Schedule 14D-9, other than as set forth under the caption “—Arrangements with Directors and Executive Officers of Miramar Labs,” no members of Miramar Labs’ current management have entered into any agreement, arrangement, or understanding with Parent or its affiliates with respect to employment with the Surviving Corporation or any of its subsidiaries. Moreover, as of the date of this Schedule 14D-9, other than as set forth under the caption “—Arrangements with Directors and Executive Officers of Miramar Labs,” no discussions have occurred between members of Miramar Labs’ current management and representatives of Parent or its affiliates with respect to any such agreement, arrangement, or understanding. Although it is possible that certain other members of Miramar Labs’ current management team will enter into arrangements with Parent or its affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Parent, as of the date of this Schedule 14D-9, no discussions have occurred between members of Miramar Labs’ current management and representatives of Parent its affiliates regarding any such arrangements and there can be no assurance that any parties will reach an agreement.
Indemnification; Directors’ and Officers’ Insurance.
Miramar Labs has included in its certificate of incorporation, as amended and restated (the “Charter”), and its bylaws, as amended and restated (the “Bylaws”), provisions to limit the liability of its directors and to indemnify its directors and officers to the fullest extent under the DGCL, subject to specified limitations. Miramar Labs also has entered into indemnification agreements with each of its directors and executive officers, the form of which is filed as Exhibit (e)(15) hereto and herein incorporated by reference.
The Merger Agreement provides for certain indemnification and insurance rights in favor of Miramar Labs’ current and former directors and officers, whom we refer to as “indemnified persons.” Specifically, all rights to indemnification provided to the indemnified persons, under the Charter, the Bylaws or other indemnification agreements, with respect to acts or omissions occurring prior to the Effective Time, will continue in full force and effect for at least six years following the Effective Time.

For a period commencing on the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation agreed to maintain directors’ and officers’ liability insurance on terms with respect to coverage, deductibles and amounts that are no less favorable than those of the policy currently maintained by Miramar Labs with respect to acts or omissions occurring prior to the Effective Time. However, the Surviving Corporation is not required after the Effective Time to pay annual premiums in excess of 300% of the annual premium currently payable by Miramar Labs, but in such case will purchase as much coverage as may be purchased for such amount.
Miramar Labs may purchase, prior to the Effective Time a six year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of Miramar Labs with respect to acts or omissions occurring prior to the Effective Time. If such a “tail” policy is obtained, the Surviving Corporation will maintain the policy for its full term and will have no further obligations with respect to directors’ and officers’ liability insurance and fiduciary liability insurance under the Merger Agreement.
If Parent or the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into another entity and is not the continuing or surviving entity or transfers all or substantially all its properties and assets, provision will be made so that the successors or assigns of Parent or the Surviving Corporation assume the insurance and indemnification obligations described above.
Section 16 Matters.
The Merger Agreement provides that the Board will take appropriate action to cause the transactions contemplated by the Merger Agreement and any other disposition or cancellation of equity securities or convertible securities of Miramar Labs in connection with the transactions contemplated by the Merger Agreement by each individual who is a director or officer of Miramar Labs subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Rule 14d-10(d) Matters.
The Merger Agreement provides that the Compensation Committee of the Board at a meeting to be held prior to the Acceptance Time, will duly adopt resolutions approving an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act (i) each arrangement related to certain payments made or that may be made and certain benefits granted or that may be granted according to employment compensation, severance and other employee benefit plans of the Company, (ii) the treatment of Company Options in accordance with the terms of the Merger Agreement and (iii) other matters related to indemnification and insurance of directors and officers and certain employee matters. At a meeting on June 11, 2017, the Compensation Committee of the Board met and adopted such resolutions. In addition, the Compensation Committee of the Board will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor within Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing matters.
Item 4. The Solicitation or Recommendation.
Recommendation of the Board.
At a meeting held on June 11, 2017, the Board:

(i)
determined that the Merger Agreement, the execution and delivery of the Merger Agreement and all of the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), are advisable to, and in the best interest of, the Company and its stockholders;

(ii)	agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL;

(iii)	approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions; and

(iv)	resolved to recommend that Miramar Labs’ stockholders tender their Shares to Purchaser pursuant to the Offer.
At a meeting of held on June 23, 2017, the Board agreed that the Merger may also be governed by Section 253 of the DGCL.
Accordingly, and for the reasons described in more detail below, the Board recommends that Miramar Labs’ stockholders tender their Shares to Purchaser pursuant to the Offer. A copy of the letter to the Company’s stockholders, dated June 26, 2017, communicating the recommendation of the Board, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.
Background.
The following chronology, among other things, summarizes the key meetings and events that led to the signing of the Merger Agreement on June 11, 2017. This chronology does not purport to reflect every conversation held by the Company or Canaccord Genuity with respect to the Merger.
The Company was formed in April 2006 as a new company by The Foundry, LLC, a Silicon Valley-based medical device incubator, to pursue an opportunity to treat hyperhidrosis, or excess sweating, utilizing microwave technology. The Company raised approximately $86.3 million in four rounds of venture financing to develop and commercialize its miraDry® System for the treatment of hyperhidrosis.
Beginning in the second half of 2013, the Company’s cash reserves began to dwindle and its management believed another round of financing would be necessary to fund ongoing operations, in each case consistent with the Company’s historical financial and funding cycles. The Board approved this approach and instructed management to begin the process of soliciting a potential financing. From January 2014 until December 2016, the Company’s Chief Executive Officer and Chief Financial Officer held telephonic or in person discussions with over 50 potential equity and debt investors, including venture capitalists, corporate investors, hedge funds, lenders and high net worth individuals, but, other than closing the second tranche of its Series D financing round in October 2014 for $16 million, were not successful in raising an adequate amount of capital to fund operations as a private company.
After closing the second tranche of its Series D financing round, the Board determined that the Company had to broaden its evaluation of options if it were to secure adequate funding to enable execution of its business plan. In December 2014, the Company’s management team, at the direction of the Board, began to tentatively explore possible strategic alternatives. This informal process, undertaken by the Company’s management without the assistance of a financial advisor engaged for such purpose, included various preliminary discussions with third parties relating to a range of possible outcomes, including an acquisition by a public or private company, a financing from foreign investors or becoming a listed company on one or more international stock exchanges. By July 2015, none of these discussions had been formalized or resulted in a financing.
In August 2015, the Company restructured its loan agreement (which it had entered into in June 2014), and entered into a new loan and security agreement on August 7, 2015 with Oxford Finance LLC, as a lender and as collateral agent, and Silicon Valley Bank, pursuant to which it borrowed $10 million to fund working capital and general business requirements (the “Loan Agreement”). In addition, the restructured Loan Agreement obligated the Company to immediately begin making monthly payments of accrued interest only for the next 16 months thereafter, with principal payments not to resume until January 1, 2017.
In light of its inability to secure additional financing, in August 2015 the Board began to discuss alternatives and its fiduciary obligations to the Company’s stockholders given the Company’s current financial situation. In the course of such discussions, the Board considered securing additional financing by undertaking a “reverse merger” transaction, pursuant to which the target company would merge with and into a wholly owned subsidiary of a public company, with the former stockholders of the target owning, as a result of the consummation of such merger, a majority of the equity interests of the public company. The Board discussed this possibility as a way of obtaining funding and value for its stockholders, and determined that by undergoing a reverse merger, the Company could potentially gain access to a different set of investors that would be willing to fund public companies, as opposed to its current position in which it was only realistic to approach private company investors, from whom the Company had been unable to secure the necessary funding. In connection with this discussion, the Board discussed a process by which the Company would eventually migrate from the OTC Market to the Nasdaq Stock Market in order to conduct a larger public financing for the Company.
In September 2015, the Company engaged Montrose Capital Limited (“Montrose”) to facilitate the process of undergoing a reverse merger and obtaining financing thereafter. The Company was unsuccessful in securing funding in the fourth quarter of 2015, and its existing investors agreed to provide the Company with a $5.9 million bridge financing (made in three separate tranches in December 2015, February 2015 and May 2016) to fund the Company through such a process. More detailed information about this bridge financing can be found in the registration statement on Form S-1 filed by the Company with the SEC on October 14, 2016, and the exhibits attached thereto. In addition, in anticipation of needing to raise money as a newly public company, the Board initiated, with assistance from Montrose, a private placement financing (the “Private Placement”), and, on June 1, 2016, entered into an additional private placement engagement agreement with placement agents The Benchmark Company, LLC and Katalyst Securities LLC (collectively, the “Placement Agents”).
Following a search for potential partners to a reverse merger, the Company entered into negotiations with KTL Bamboo International Corp. (formerly Spacepath, Inc.). On June 7, 2016, KTL Bamboo International reincorporated in Delaware as Miramar Labs, Inc. and consummated a merger with the Company pursuant to which KTL Bamboo International (now renamed Miramar Labs) became the successor in interest to the business of the Company and ceased all other operations. More detailed information about this merger can be found in the report filed by the Company on Form 8-K with the SEC on June 13, 2016, and the exhibits attached thereto. For the avoidance of doubt, any reference to “the Company” in this summary prior to the consummation of this reverse merger is a reference to the private company which became a wholly owned subsidiary of KTL Bamboo International as a result of such merger, and any reference to “the Company” in this summary after such consummation is a reference to the public company formerly named KTL Bamboo International and which thereafter changed its name to Miramar Labs, Inc.
In connection with the reverse merger, the Board instructed the Company’s management to move forward with its plan to obtain necessary funding, which the Company hoped would be more successful as a result of its status as a public company. Contemporaneously with the closing of the reverse merger, the Company consummated an inside round Private Placement by entering into a subscription agreement with certain accredited investors, providing for the issuance and sale to such investors of Common Stock for aggregate gross proceeds of approximately $9.9 million. The Private Placement showed, however, that the opportunity for fundraising as a public company was less promising than the Board anticipated; the goal of the Private Placement was to raise funds from new investors, but $9.1 million or 91.6% of the funds came from the Company’s existing investors, Montrose or the Placement Agents and only $0.8 million or 8.4% of the funds were raised from new investors (including a Company distributor).
Following this initial closing of the Private Placement, the Company’s management continued to aggressively seek additional investors to participate in the Private Placement, including venture capitalists, strategic investors, angel investors and an Irish state sponsored venture fund, but none of these parties wanted to invest on the terms of the Private Placement or on other terms. As a result of this lack of success in obtaining further financing and at the direction of the Board, the Company terminated its relationship with Montrose and the Placement Agents in November 2016.
The Board then decided to engage a more established investment bank to act as agent to complete another private placement. On October 7, 2016, the Company engaged Cantor Fitzgerald & Co. (“Cantor Fitzgerald”) for the purpose of helping the Company raise additional funding. The Company engaged Cantor Fitzgerald due to that firm’s qualifications, expertise, reputation and knowledge of the industry and potential sources of funding. Following such engagement, Cantor Fitzgerald began to contact potential investors in a second private placement, but as a result of the efforts made by Montrose and the Company with respect to the prior financing efforts, the number of potential investors who might reasonably have been expected to provide funding and who had not already declined such opportunity, was limited. Thus, Cantor Fitzgerald was unable to identify a sufficient number of new investors to consummate a financing and, as a result, the Company, at the direction of the Board, terminated its relationship with Cantor Fitzgerald in December 2016.
As a result of these unsuccessful financing efforts with Montrose, the Placement Agents and Cantor Fitzgerald, coupled with the Company’s management team’s expectation that the Company would be unable to fund another year’s worth of operations without such a financing, the Board determined that in order to satisfy the Company’s contractual responsibilities to its creditors and its fiduciary duties to the Company’s stockholders, the best alternative to a financing was to put the Company up for sale, and therefore engaged Canaccord Genuity to explore options for a sale of the Company. In addition, the Board requested that Canaccord Genuity also assist with determining whether there was any interest by third parties in funding the Company, despite the failures of Montrose and Cantor Fitzgerald to fulfill such a mandate. The Board selected Canaccord Genuity as its financial advisor in this capacity due to that firm’s qualifications, expertise, reputation and knowledge of the industry and potential acquirers and investors.
Contemporaneously, the Board began discussions with Patrick Williams, a member of the Board and the Chief Financial Officer, Senior Vice President and Treasurer of Parent, to take a more active role in assisting Company management in its efforts to obtain a financing or sell the Company, given Mr. Williams’ prior and current executive-management responsibilities, his expertise in finance and related functions, and his experience in connection with public-company financings and acquisitions.

On December 9, 2016, Canaccord Genuity participated in an introductory conference call with the Board, and on December 13, 2016, Company management met with Canaccord Genuity at the Company’s offices to review the current Company management presentation and list of previous strategic discussions.
During the week of December 19, 2016, Canaccord Genuity conducted additional diligence with the Company’s management and worked with the Company management to create a list of potential parties to approach in the process, including certain strategic and financial parties. Both Canaccord Genuity and the Company’s management team considered parties that might reasonably be expected to have an interest in a potential acquisition of the Company and investors that might reasonably be expected to have an interest in a potential financing of the Company.
On December 22, 2016, the Company formally engaged Canaccord Genuity as its financial advisor through execution of an engagement letter.
During the week beginning December 26, 2016, Canaccord Genuity conducted additional diligence with the Company’s management team and worked with the Company’s management to further refine the list of potential parties to approach and began to develop a confidential management presentation to share with potential strategic partners or investors during the process.
Beginning in January 2017, at the direction of the Board, Canaccord Genuity contacted 18 strategic parties and six financial parties and engaged in discussions with those parties and, if applicable, their financial advisors regarding a potential transaction with the Company. The strategic parties included both public and private entities with a presence in the aesthetics market or products complementary to the aesthetics market.  Of the 24 parties contacted and as further described below, 10 executed non-disclosure agreements with the Company, and four (“Company A”, “Company B”, “Company C” and Parent) ultimately submitted non-binding indications of interest to acquire the Company. None of the 24 parties contacted expressed interest in providing financing to the Company.
Also beginning in January 2017, the Company became obligated under the terms of the Loan Agreement to make principal payments, in addition to payments of interest, with respect to the amounts borrowed. Despite its precarious cash position, the Company began making such payments monthly.
During the week beginning January 2, 2017, Company A contacted the Company’s Chief Executive Officer to discuss interest in a potential strategic transaction.
On January 4, 2017, Canaccord Genuity conducted a call with the financial advisor for Company B regarding Company B’s potential interest in a strategic transaction.
On January 5, 2017, Canaccord Genuity discussed with the Company’s Chief Executive Officer and Chief Financing Officer the potential interest of Company A in a strategic transaction, as well as pursuing other potentially interested parties.
On January 11, 2017, the Board held a special meeting to discuss, among other things, the imminent need to finance the Company. While the Board had engaged in the process of pursuing a potential sale transaction, the Company’s immediate cash position had continued to worsen as a result of the need to repay the principal under the Loan Agreement and the management team believed that the sale process would likely not be able to be completed without additional short term funding. Canaccord Genuity attended the meeting and discussed with the Board the planned outreach to potential acquirers and investors. The Board also discussed with Canaccord Genuity the need for a bridge loan financing to continue the Company’s operations while the process of soliciting interest in an acquisition was ongoing. In light of prior failures to secure third party financing, the Board discussed what possibilities were available to the Company for short term financing, and concluded that there was insufficient time to consummate, and an insufficient likelihood of consummating, a financing with an unaffiliated third party. The Board then discussed the fact that certain of their existing investors (representatives of which were serving as members of the Board) had shown a willingness to provide short term financing to the Company through the provision of a bridge loan. The Board, including representatives of the potential investors in the bridge loan, requested that the Company’s management team and representatives from its outside legal counsel, Wilson Sonsini Goodrich & Rosati, P.C. (“WSGR”), draft a term sheet containing terms upon which such a bridge loan might be consummated and distribute such term sheet to both the Company and such potential investors for their further consideration.
At the same special meeting on January 11, 2017, resulting from the discussions that had begun in the fourth quarter of 2016, the Board officially appointed Patrick Williams the Chairman of the Board. The Board selected Mr. Williams for this role due to his extensive experience in the Company’s industry, his financial and industry expertise and his expertise in managing strategic transactions and financings. A portion of the compensation payable to Mr. Williams in exchange for his service was agreed to be payable upon the consummation of a change of control of the Company. The Board was fully aware that Mr. Williams was the current Chief Financial Officer, Senior Vice President and Treasurer of Parent. However, at the time the Board named Mr. Williams’ Chairman, the strategic process being conducted by Canaccord Genuity at the direction of the Board had not progressed to the point where the Board believed that Parent would be the likely acquirer of, or had any interest in acquiring, the Company, or that a sale of the Company was (or was not) likely.
From the week beginning December 26, 2016 until February 9, 2017, the Company and Canaccord Genuity worked on a confidential management presentation and on populating the virtual dataroom with relevant documents and due diligence information. During this period, at the direction of the Board Canaccord Genuity and the Company made calls to the six aforementioned financial investors to determine their interest in providing financing to the Company. At this point the Company’s management believed that it would need to complete a financing prior to the end of January 2017 in order to continue to satisfy its ongoing obligations to creditors under the Loan Agreement as well as its obligations to employees and other third parties. In connection therewith, the Company’s Chief Executive Officer and Chief Financial Officer began to contemplate the necessity of reducing the Company’s workforce, and engaged in discussions with WSGR with respect to the related obligations under applicable federal and state laws, including the Worker Adjustment and Retraining Notification Act.
On January 20, 2017, at the direction of the Board Canaccord Genuity reached out to Mr. Charles Huiner, the Chief Operating Officer of Parent, to arrange a call to discuss whether Parent would have any interest in a strategic transaction with the Company.
On January 23, 2017, Canaccord Genuity conducted a call with Mr. Huiner regarding Parent’s interest in considering an acquisition of the Company. At such time, Mr. Huiner informed Canaccord Genuity that Parent had other priorities which would likely make a transaction with the Company challenging, but that he would discuss with Parent’s management team regarding potential interest in a transaction between Parent and the Company.
On January 24, 2017, the compensation committee of the Board (the “Compensation Committee”) met and discussed the need to retain certain employees through the consummation of any potential strategic transaction. Following this discussion, the Compensation Committee decided to create a key employee retention plan (the “Retention Plan”), and determined to discuss the terms of such Retention Plan in greater detail at a future meeting of the Compensation Committee.
Later on January 24, 2017, in order to obtain financing on terms that were most favorable to the stockholders of the Company, the Board created a special committee comprised of Patrick Williams and Michael Kleine (the “Special Committee”) to negotiate terms of a bridge loan financing with the potential investors. Messrs. Williams and Kleine were chosen to comprise the Special Committee because neither director nor any of their affiliates would be participating in the financing. In addition, the Board chose Messrs. Williams and Kleine to serve on the Special Committee because the value of options held by each of them would be negatively impacted by the economic terms of the bridge loan financing, their interests were aligned with the common stockholders in getting the best financing terms for the Company and its stockholders.
From January 24, 2017 through January 26, 2017, the Special Committee had multiple discussions with the potential bridge loan investors and held two meetings at which it discussed improving the terms of the financing for the benefit of the Company and its stockholders. Ultimately, given the Company’s imminent need for cash financing and its lack of realistic alternatives, the terms of the bridge loan were resolved favorably to the investors, who required such terms due to the high risk nature of such a financing. The Special Committee and the investors agreed that the notes (the “Bridge Notes”) would accrue interest at a rate of 10% per annum and, in connection with a change of control transaction, the holders of the Bridge Notes would be entitled to receive the amount of cash or securities equal to three (3) times the outstanding principal amount together with accrued but unpaid interest, which amounts would be payable prior to any amounts that might be paid to any Company stockholders. In an effort to ensure that these investor-favorable Bridge Note terms were not made available only to the investors affiliated with members of the Board, the Special Committee determined that all stockholders of the Company should be provided an opportunity to participate in such financing on the same terms, and so while the terms of the Bridge Notes were investor-favorable, each stockholder would have the opportunity to avail itself of such advantage as a lender. The Special Committee therefore instructed the Company’s management to contact each of the Company’s stockholders of record and notify them of this opportunity and offer them a right to participate therein (such offering, the “Rights Offering”).
On January 26, 2017, the members of the Special Committee provided the Board with an update on the Bridge Note financing at a regularly scheduled meeting at which Canaccord Genuity was present.
Later on January 26, 2017, the Compensation Committee met and approved certain additional terms for the Retention Plan (including its expiration date of the Retention Plan and the eligibility requirements of Participants therein) and determined to recommend such terms to the full Board for adoption.
On January 27, 2017, the Board met and approved the principal terms of the Retention Plan, which included the payment of up to 10% of the proceeds that would be paid to the Common Stock in an acquisition transaction.
Later on January 27, 2017, the Board and the requisite stockholders approved the material terms of the Retention Plan and the allocation of interests thereunder (including a grant to Mr. Williams) as well as terms of the Bridge Note financing. Immediately thereafter, investors affiliated with members of the Board provided approximately $2.5 million in the Bridge Note financing and the Company issued Bridge Notes in an equivalent amount to such investors. You can find more information about the terms of the Bridge Notes in the report filed by the Company on Form 8-K with the SEC on February 2, 2017, and the exhibits attached thereto. The Company’s management team did not expect the proceeds of the Bridge Note financing to be sufficient to fund its operations for the amount of time necessary to consummate a sale of the Company to an acquirer. As a result, the Special Committee directed the Company’s management to discuss with the holders of the Bridge Notes the possibility of deferring principal payments thereunder during the period the Company was negotiating and consummating a sale of the Company. From the time the Bridge Note financing was consummated, the Company’s management regularly provided the Board with updates on the cash position of the Company and then-current estimates of when such reserves might be depleted.
On February 2, 2017, the Compensation Committee met and determined certain terms relating to the key employee retention plan and instructed representatives from WSGR to begin drafting the legal documentation necessary to effectuate the Retention Plan.
At a regularly scheduled meeting on February 2, 2017, the Board discussed the proposed terms of the Retention Plan, and approved certain modifications thereto. The Board then asked representatives of WSGR to create a summary of the plan before drafting definitive documents. Also at this meeting, representatives of Canaccord Genuity reviewed the status of meetings and discussions with various potential acquirers and sources of funding.
Also on February 2, 2017, the Company provided notice of the Rights Offering to each stockholder of the Company in accordance with its books and records, and offered each such stockholder the opportunity to participate.
On February 6, 2017, Canaccord Genuity reached out again to Parent to inquire about the status of their internal deliberations regarding a possible transaction, and also at Parent’s request sent a form of confidentiality agreement provided by the Company to Parent.
On February 6, 2017, Canaccord Genuity conducted a conference call with Company C about a potential acquisition of the Company.
On February 9, 2017, the Board held a regularly scheduled meeting and discussed the status of the responses to the Rights Offering and the process for additional closings under the Bridge Note financing. Also at this meeting, representatives of Canaccord Genuity reviewed the status of meetings and discussions with various potential acquirers and discussed which parties had executed confidentiality agreements. (which contained customary standstill provisions with a fallaway).
On February 10, 2017, the Company executed a confidentiality agreement with Company C. (containing a customary standstill provision with a fallaway).
On February 12, 2017, following negotiation with Parent, the Company finalized and executed a confidentiality agreement with Parent. (containing a customary standstill provision with a fallaway).
On February 13, 2017, representatives of the Company conducted management presentations with Company B and Company C, at which representatives of Canaccord Genuity were present.
On February 15, 2017, Canaccord Genuity sent the Company management presentation to Parent at management’s direction. Canaccord Genuity indicated that they would follow-up with Parent after Parent had a chance to review the materials, and assist in addressing any questions. Representatives of Parent did not respond to this inquiry.

On February 16, 2017, representatives of the Company conducted a management presentation with Company A, at which representatives of Canaccord Genuity were present.
On February 16, 2017 and February 23, 2017, the Company held regularly scheduled meetings of the Board during which the Board discussed subsequent closings under the Rights Offering, modifications to the Retention Plan and the Company’s ongoing cash position. Also at these meetings, the Board received updates from representatives of Canaccord Genuity with respect to acquisition interest and meetings and discussions held with potential acquirers since the prior board meetings.
On February 17, 2017, Canaccord Genuity conducted a call with the financial advisor for Company B to discuss an update on their potential interest in an acquisition of the Company.
Also on February 17, 2017, the Compensation Committee met to discuss certain modifications to the Retention Plan, and the Company consummated a second closing under the Rights Offering, pursuant to which three stockholders invested approximately $120,000 in exchange for Bridge Notes issued to such stockholders on the same terms as those offered to the investors in the initial Rights Offering.
On February 21, 2017, the Company consummated a third closing under the Rights Offering, pursuant to which one stockholder invested $75,000 in exchange for a Bridge Note issued to such stockholder on the same terms as those offered to the investors in the initial Rights Offering.
On February 23, 2017, the Company consummated a fourth closing under the Rights Offering, pursuant to which one stockholder invested $20,000 in exchange for a Bridge Note issued to such stockholder on the same terms as those offered to the investors in the initial Rights Offering. This was the final closing under the Rights Offering.
On March 1, 2017, Company A made a management presentation to representatives of the Company, at which representatives of Canaccord Genuity were present.
Also on March 1, 2017, Canaccord Genuity conducted a call with the financial advisor of Company B to discuss an update on Company B’s potential interest in an acquisition of the Company.
On March 1, 2017 and March 2, 2017, Company C, at its request, engaged in discussions with certain of the Company’s principal stockholders regarding Company C’s potential interest in an acquisition of the Company.
On March 2, 2017, the Board held a regularly scheduled meeting and received an update from representatives of Canaccord Genuity with respect to acquisition interest and meetings and discussions held with potential acquirers since the prior board meeting.
On March 3, 2017, the Company conducted a financial diligence call with Company A regarding a pro forma company model showing the combination of the two companies.
On March 7, 2016, the Company entered into a Third Amendment to its Loan Agreement pursuant to which the collateral granted by the Company and Miramar Technologies to secure the loans was expanded to include the Company’s intellectual property.
In addition, throughout March 2017, the Company’s management, at the direction of the Board, engaged in discussions with the lenders under the Loan Agreement with respect to certain matters related to the possible consummation of a strategic transaction. Specifically, the Company desired to defer the three monthly principal payments that would come due with respect to April, May and June 2017 in order to provide the Company with additional cash to operate its business until it was able to consummate a potential sale of the Company. As a result of these negotiations, the lenders agreed that they would be amenable to such deferrals provided that the Company and a counterparty execute a definitive term sheet with respect to a transaction.
On March 9, 2017, at a regularly scheduled meeting of the Board, representatives from Canaccord Genuity updated the members on acquisition interest and meetings and discussions held with potential acquirers since the prior board meeting (including updates on the status of due diligence and the expected timeline for receiving letters of intent from the prospective acquirers). In addition, the Board approved the Retention Plan. Later on March 9, 2017, Canaccord Genuity conducted a call with the financial advisor of Company B and a call with Company C asking about its level of interest and whether it would submit a letter of intent.
On March 15, 2017, Canaccord Genuity, on behalf of the Company, received a non-binding letter of intent from Company A to merge with the Company coupled with plans for an additional $15 million equity investment from one or multiple third party investor(s), as a result of which the Company’s current equity holders would own approximately 37% of the combined company. Also on March 15, 2017, Canaccord Genuity reached out to Parent to inquire again about their potential interest in a transaction between Parent and the Company, and conducted a call with Mr. Huiner. At such time, Mr. Huiner stated that Parent continued to be focused on other near-term priorities that would make a transaction with the Company challenging. Mr. Huiner also stated that he would advise Canaccord Genuity if Parent’s circumstances changed.
On March 16, 2017, the Board held a regularly scheduled board meeting and representatives of Canaccord Genuity updated the members on acquisition interest and meetings and discussions held with potential acquirers since the prior board meeting (including updates on the status of due diligence and the expected timeline for receiving letters of intent from the prospective acquirers). The Board reviewed the details of the offer from Company A and its underlying assumptions. Later that day, Canaccord Genuity conducted a conference call with the financial advisor of Company A where such financial advisor answered questions about Company A’s letter of intent.
On March 20, 2017, representatives of Canaccord Genuity and the Company conducted a diligence call with Company B’s management and its representatives.
On March 21, 2017, Canaccord Genuity conducted a call with Company C asking about its level of interest and the submission of a letter of intent. Later that day, executives from Company C reached out to Canaccord Genuity to schedule an in-person meeting with the Company management team.
On March 23, 2017, the Board held a regularly scheduled board meeting at which representatives of Canaccord Genuity updated the members on acquisition interest and meetings and discussions held with potential acquirers since the prior board meeting. The Board discussed a counter-offer for Company A. Later on March 23, 2017, at the direction of the Board Canaccord Genuity responded to Company A with such counter-offer which included the Company equity holders owning a larger percentage of equity of the pro forma company in a potential combination of the two companies.
On March 27, 2017, Canaccord Genuity conducted a diligence call with the financial advisor and representatives of Company A and Canaccord Genuity spoke to the financial advisor of Company A regarding the Company’s counter-offer.

On March 28, 2017, representatives of Canaccord Genuity and the Company conducted an in-person diligence meeting with Company C’s management team.
On March 30, 2017, the Board held a meeting at which representatives of Canaccord Genuity updated the members on acquisition interest and meetings and discussions held with potential acquirers since the prior board meeting. Later on March 30, 2017, Canaccord Genuity sent process letters to four parties at the direction of the Board, including Companies A, B and C and a fourth party (who did not thereafter make any offer), requesting non-binding letters of intent with respect to any acquisition proposal be submitted by April 6, 2017. This letter was not sent to Parent at this time, given their prior lack of interest.
On March 31, 2017, representatives of Canaccord Genuity conducted a conference call with the financial advisor of Company B regarding the capitalization of the Company.
On April 5, 2017, the Company received a non-binding letter of intent from Company B to acquire the Company for total enterprise value of $15 million, which amount included the assumption or payment of the Company debt of approximately $10 million. On the same day, Canaccord Genuity and representatives of the Company conducted a call with Company B’s financial advisor regarding its proposal.
On April 6, 2017, the Board discussed with representatives of Canaccord Genuity at a regularly scheduled meeting, a response to Company B’s letter of intent. Representatives of Canaccord Genuity then updated the members on acquisition interest and meetings and discussions held with other potential acquirers since the prior board meeting. Later on April 6, 2017, Canaccord Genuity on behalf of the Company received an updated non-binding letter of intent from Company A to merge with the Company on terms similar to those set forth in the prior letter and whereby the Company equity holders would own slightly more than 40% of the combined company, with the opportunity to gain more ownership through earn-out provisions based on certain measures of the Company’s post-closing operational performance. Later on April 6, 2017, representatives of Canaccord Genuity and the Company conducted a call with the financial advisor of Company A where such financial advisor answered several questions about the updated letter of intent.
On April 7, 2017 the Company entered into a Fourth Amendment to its Loan Agreement which provided that all principal payments owed by the Company thereunder with respect to April, May and June, 2017 would be deferred, and which repayment obligations would resume on July 1, 2017, in each case provided that the Company entered into a term sheet with respect to an acquisition by April 18, 2017. The total amount of principal deferred for these three months equaled approximately $840,000, which the Company’s management believed would be necessary to ensure that the Company would be able to continue operations. This Fourth Amendment also stated that if a term sheet was executed after April 17, 2017 but no later than April 28, 2017, then the obligation of the Company to pay the April 2017 portion of the principal under the Loan Agreement would remain in force, but the May 2017 and June 2017 portions would be deferred on the same terms as the preceding sentence.
During the week beginning on April 10, 2017, representatives of Canaccord Genuity and the financial advisor to Company A exchanged diligence information and conducted additional calls regarding details of a potential transaction. On April 10, 2017, representatives of Canaccord Genuity conducted a call with the financial advisor of Company B. On April 12, 2017, the Company received an updated non-binding letter of intent from Company B to acquire the Company for up to $28 million in cash in the aggregate, divided into two parts: $18 million at closing which amount included the assumption or payment of the Company debt of approximately $10 million, plus up to $10 million in milestone based earn-out payments.
On April 13, 2017, the Board held a regularly scheduled meeting during which representatives from Canaccord Genuity provided an update on acquisition interest and meetings and discussions held with potential acquirers since the prior board meeting. Later on April 13, 2017, Canaccord Genuity on behalf of the Company received a non-binding letter of intent from Company C to acquire the Company in an asset purchase transaction for $5 million, plus the assumption of $10 million of debt, and a royalty on sales of Company products capped at $20 million. On April 13, 2017, the Company received an updated non-binding letter of intent from Company A with minor updates regarding some financing assumptions, but with terms materially the same as the previous letter of intent.
On April 14, 2017, Canaccord Genuity had a conversation with Company C regarding its offer, during which Company C provided some additional detail about its proposal. Given the Company’s difficulties in funding its outstanding obligations and ongoing operations, the Company’s management indicated that a commitment to an expeditious signing and closing was among the highest of priorities, but Company C indicated it could not commit to any specific timing because of other priorities ongoing at Company C. Also on April 14, 2017, the Board held a special meeting, which representatives of Canaccord Genuity attended, to discuss the letters of intent from Companies A and C, as well as other ongoing discussions with strategic parties and a counter-offer to Company B. The Board discussed not only the relative merits of the different proposals’ values and payment structures, but also the likelihood and timing of consummating a transaction in light of the Company’s financial pressures, and Company C’s inability to commit to quick consummation of a sale.
On April 16, 2017, at the request of Company B and at the direction of the Board, Canaccord Genuity sent a counter-offer to Company B's non-binding letter of intent from April 12, 2017, requesting an increase in the value of the consideration paid at closing to $23 million, including the assumption or payment of the Company debt of approximately $10 million, with an additional amount of consideration valued at $15 million payable upon the achievement of post-closing earnouts, representing total consideration of $38 million.
Also on April 16, 2017, Canaccord Genuity had a conversation with the financial advisor of Company A to discuss Company A presenting its detailed proposal to the Board on April 19, 2017.
During the week of April 17 through April 21, 2017, at the direction of the Board Canaccord Genuity reached out to a number of other parties whom it had previously contacted with respect to a possible acquisition of the Company and who had not explicitly rejected such a possibility.
By the end of April 17, 2017, the Company had failed to execute a term sheet with respect to an acquisition. Therefore, pursuant to the terms of the Fourth Amendment to the Loan Agreement, the Company became obligated to make payment on the April 2017 portion of the principal it owed under the Loan Agreement (the “April Principal Payment”). This amount, approximately $278,000, was debited from the Company’s account on April 24, 2017. This payment added significant pressure to the Company’s financial position and exacerbated management’s concerns about the ability of the Company to continue operations. At the direction of the Board, the Company’s management entered into discussions with the lenders under the Loan Agreement, the result of which was that the lenders agreed that if a term sheet would be executed by April 24, 2017, then the lenders would remit the April Principal Payment to the Company and agree that the April 2017 principal payment under the Loan Agreement would be deferred consistent with the May and June payments.

On April 18, 2017, Canaccord Genuity on behalf of the Company received an updated non-binding letter of intent from Company B to acquire the Company for up to $28 million in cash in the aggregate, divided into two parts: $18 million in cash at closing, which amount included the assumption or payment of the Company debt of approximately $10 million, plus up to $10 million in milestone based earn-out payments with slightly more favorable milestone terms than those in the previous letter of intent. Despite this change to the milestone terms, the amount of overall value being offered by Company B did not increase from its prior offer.
Also on April 18, 2017, as part of the Board directed outreach described above, Canaccord Genuity contacted Mr. Huiner to inquire again about Parent's potential interest in a transaction between Parent and the Company and, also at the direction of the Board, and provided general guidance regarding expected valuation based on bids received to date during such process. Mr. Huiner indicated that Parent may be interested in revisiting a potential transaction, and thereafter provided data room access to Parent representatives and a bid process letter.
On April 19, 2017, Canaccord Genuity had a conversation with Company C, where Company C clarified and agreed to improve certain aspects of its proposal, but did not provide an updated written letter of intent, and could not agree to move forward with a transaction for several months because of other priorities at the company. On April 19, 2017, Canaccord Genuity and the Company received information from the financial advisor of Company A clarifying its letter of intent. Later on April 19, 2017, Canaccord Genuity received a call from the financial advisor of Company A indicating that Company A was cancelling its previously scheduled call with the Board and was no longer in a position to pursue the potential transaction, citing concerns that it would take significant resources to turn around the Company, Company A had relatively limited personnel resources, and a potential deal would be financially dilutive to their shareholders. The Board discussed this update at a special meeting later that day.
On the morning of April 20, 2017, the Board held a regularly scheduled meeting during which representatives from Canaccord Genuity provided an update on the meetings and discussions held with potential acquirers since the prior meeting and the state of each potential party’s interest in an acquisition. During such meeting, representatives from Canaccord Genuity informed the Board that, based on its discussions with representatives from Parent, it was expecting to receive a non-binding letter of intent from Parent later that day. In addition, Canaccord Genuity further informed the Board that, based on its discussion with the financial advisor of Company B, Company B was expecting an immediate response from the Company to its non-binding letter of intent dated April 18, 2017. Given the need to provide a response to Company B, as well as an increasing pressure to execute a term sheet by April 24, 2017 in order to receive a remittance for the April Principal Payment as described above, the Board acknowledged the urgency of moving forward with a party by executing a non-binding letter of intent. As a result of discussions to date with such parties, in addition to Company A declining to continue and Company C’s unworkable proposed timeline, Company management determined that the offer from Company B as well as a possible offer from Parent were the only realistic possibilities of consummating a strategic transaction on a timeline that might ensure the Company would have sufficient funds to support ongoing operations and satisfy its obligations to its creditors through the completion of such a transaction.
In the evening of April 20, 2017, the Company received a non-binding letter of intent from Parent to acquire the Company stock for $30 million in enterprise value, divided into three parts: $18 million upfront, including the assumption or payment of the Company debt of approximately $10 million, and two earn-out payments of $6 million each, each payable in cash or stock at Parent’s election. In addition, Parent indicated, consistent with requests made by the other bidders, including Company B, that in order to move forward with a negotiation, it would require the Company to enter into a period of exclusivity pursuant to which it would not be able to continue negotiating with any other parties.
On the morning of April 21, 2017, the Board held a special meeting to discuss Parent's non-binding letter of intent. Although Patrick Williams initially attended the meeting, he left the meeting before any substantive discussion occurred and made it known that he would abstain from any deliberations or vote taken on the matters in light of his role as Chief Financial Officer, Senior Vice President and Treasurer of Parent. Given both the offers from Parent and Company B included provisions for exclusivity, the Board, following the departure of Mr. Williams, discussed the advantages and risks of entering into exclusivity with either party; while Parent’s offer was superior to that of Company B in terms of total consideration, Company B had performed substantially more due diligence than Parent. The Board also discussed the possibility that even though Parent’s bid was higher, Parent may decline to proceed once it had completed more diligence, a risk which was not as likely with Company B. In addition, the diligence required to be conducted by Parent would require additional time, and the Company continued to suffer from a lack of cash resources, which were being continually depleted through its operating losses. Furthermore, the Board noted that the pressures imposed by the debit of the April Principal Payment added to these pressures, and that the Company needed to enter into a term sheet in order to continue making timely payments with respect to its various obligations. Lastly, the Board discussed the probability of the earnout proposed by Parent being met, compared to the earnout proposed by Company B, among other considerations. The Board concluded that there was a higher likelihood of Parent achieving the earnout in its letter of intent than of Company B achieving its earnout (including, among other factors, as a result of Company B’s earnout containing outside dates by which the relevant milestones must be achieved, while Parent’s proposal did not contain any such outside dates), and that it could afford to take the risk of Parent’s longer due diligence period. The Board thereafter decided to counter Parent’s offer by requesting that, among other things, the upfront offer be increased to $20 million, rather than $18 million, and the earnout offer be increased as well, though the Board did not provide specific directives with respect to such increase. The Board instructed Canaccord Genuity to convey this counterproposal to Parent, which Canaccord Genuity did later that day.
On the evening of April 21, 2017, Canaccord Genuity, on behalf of the Company, received an updated non-binding letter of intent from Parent for $33 million in enterprise value, consisting of $20 million upfront, including the assumption or payment of the Company debt of approximately $10 million, and two earnouts, one for $7 million and one for $6 million, each payable in cash or stock at Parent’s election. Because the proposal from Parent included an earnout provision, to enable the Board to better assess the ability of Parent to achieve these earnout provisions after closing, Canaccord Genuity also distributed detailed public information to the Board, including recent SEC filings of Parent, recent Wall Street research reports, quarterly earnings call transcripts, and a Parent management presentation, among other information.
On the morning of April 22, 2017, the Company convened a special board meeting to discuss the revised Parent offer of $33 million in enterprise value, consisting of $20 million upfront and two earnouts, one for $7 million and one for $6 million, each payable in cash or stock at Parent’s election. Although Patrick Williams initially attended the meeting, he left the meeting before any substantive discussion occurred. The Board, without Mr. Williams, discussed that the revised Parent offer was likely superior to Company B’s offer as a result of its higher overall value and the fact that the earnouts proposed by Parent were comparably, if not more, achievable than those proposed by Company B. In addition, while the Board discussed the possibility that a transaction with Parent would take longer to consummate than one with Company B as a result of its delayed start to conducting due diligence, the Board, after discussion with the Company’s management team, believed that such a transaction could be consummated prior to the Company running out of the funds necessary to satisfy its obligations under the Loan Agreement and otherwise. After further discussion, the Board requested that Canaccord Genuity communicate to Parent that if they were willing to increase their earnout payments to $7 million each, then the Company would be willing to move forward with Parent and execute an updated non-binding letter of intent to such effect. The Board also directed Canaccord Genuity, assuming their conversation with Parent was positive, to communicate to Company B that the Company was planning to move forward with another proposal. Canaccord Genuity was directed by the Board to provide Company B with an opportunity to propose an increased offer.
Later on April 22, 2017, Canaccord Genuity contacted a representative from Parent to indicate that the Company was inclined to move forward on an exclusive basis with Parent if it could increase its overall proposal to $34 million in the aggregate, consisting of $20 million upfront and two earnouts of $7 million. The Parent representative indicated that they would likely be willing to do this, but that he needed to discuss with the Parent management team and board of directors to confirm and provide an updated LOI for execution. Also on April 22, 2017, Canaccord Genuity contacted the financial advisor of Company B to indicate that the Company would be moving forward with another proposal shortly and would no longer be able to discuss a potential transaction with Company B as a result of this decision unless Company B were to increase its offer. The financial advisor of Company B confirmed that Company B remained unwilling to improve on its previous proposal.
On April 24, 2017, Canaccord Genuity, on behalf of the Company, received an updated non-binding letter of intent from Parent for $34 million, consisting of $20 million upfront and two earnouts of $7 million, each payable in cash or stock at Parent’s election. The Board convened a special meeting to discuss the revised offer from Parent. Although Patrick Williams initially attended the meeting, he left the meeting before any substantive discussion or vote occurred. The Board, without Mr. Williams, determined that the revised Parent offer was superior to Company B’s offer in light of the factors discussed at the April 22, 2017 meeting and the increased offer price. In addition, the Board discussed its fiduciary duties to the stockholders of the Company, and the allocation of the aggregate $34 million in purchase price offered by Parent, and how such amounts might be allocated between stockholders of the Company, the investors under the Bridge Notes and the accrued payments owed by the Company under The Foundry Agreement (a more detailed discussion of which can be found on page 6 hereof under the caption “Foundry Amendment”). The Board discussed in detail the possibility of deferring payments under the Bridge Notes and The Foundry Agreement in order to provide immediate and non-contingent value to holders of Common Stock. Given the size of the Company’s obligations under the Loan Agreement, the Bridge Notes and The Foundry Agreement, as well as amounts it would owe to its legal and financial advisors in connection with a proposed transaction, the $20 million closing payment would not have been sufficient to pay all such parties and leave any amounts to be paid to holders of Common Stock. The Board discussed the importance of ensuring that holders of Common Stock get a portion of the consideration at closing, which it would have been more difficult to arrange had the upfront consideration been lower than as set forth in Parent’s offer.
The Board approved the letter of intent from Parent on April 24, 2017 which the management of the Company promptly signed, and which provided that the Company would enter into a period of exclusive negotiation until the earlier of May 24, 2017 or the execution of definitive agreements between Parent and the Company.
On April 25, 2017, following execution of the letter of intent with Parent, the Company entered into a Default Waiver and Fifth Amendment to its Loan Agreement pursuant to which, among other things, the lenders waived the Company’s default under the Loan Agreement (such default being the fact that the April Principal Payment was made on April 24, 2017, six days past due), extended the time period for signing the term sheet for the acquisition to April 28, 2017 and agreed to return the April Principal Payment and extend the deferment period for the payment of principal through June 30, 2017 if the acquisition term sheet was signed by April 28, 2017.
On April 26, 2017, the April Principal Payment was, as a result of the execution of the Default Waiver and Fifth Amendment to the Loan Agreement, remitted to the Company.
On April 27, 2017, representatives of Canaccord Genuity participated in a call with Parent’s financial advisors to discuss structural issues related to the proposed transaction, including with respect to maximizing amounts that would be payable to Company stockholders upon consummation of the proposed transaction.
On April 27, 2017, the Board held a regularly scheduled meeting during which they discussed the due diligence activities ongoing with Parent. Due to Mr. Williams’ service as Chief Financial Officer of Parent, Mr. Williams and the Board agreed that Mr. Williams would waive all rights to any compensation that might be owed to him from the Company as a result of the consummation of a transaction with Parent, including any consideration to be received from his Company option grant and his participation interest in the Retention Plan (which portion would not merely be reallocated among participants in the Retention Plan, but rather be available to holders of Common Stock as consideration in the transaction).
From April 24, 2017 to June 11, 2017, Parent continued to conduct its due diligence and a series of discussions were held between senior management at Parent and the Company. From May 8, 2017 through May 10, 2017, Canaccord Genuity on behalf of the Company participated in due diligence meetings with representatives of Parent and its financial advisors. During the due diligence process, the parties discussed the potential synergies that could be realized by combining the companies, the benefits and risks of a combined company and employee retention and integration challenges. The parties and their representatives negotiated the terms and conditions of the transaction and exchanged several drafts of the Merger Agreement and related documents, while Parent continued to conduct due diligence on the Company. During the course of these negotiations, Parent agreed with the Company that the earnout payments would be payable solely in cash, and not in shares of Parent stock.
During this same period, the Company engaged in discussions with the lenders under the Loan Agreement with respect to a Sixth Amendment thereto, pursuant to which the payment of all principal owed thereunder would be deferred through July 31, 2017, and principal payments would recommence on August 1, 2017. In addition, at the direction of the Board, the Company’s management, together with Canaccord Genuity and WSGR, engaged in discussions, both internal and with relevant counterparties to the Bridge Notes and The Foundry Agreement, to defer certain amounts owed by the Company under such instruments and ensure that holders of Common Stock would receive a portion of the consideration at the closing of the Merger.
The Board met on May 5, 2017, May 11, 2017 and May 24, 2017 (Mr. Williams did not attend any of these meetings) to discuss, among other things, the status of due diligence activities being performed by Parent and discussions held between senior management at Parent and the Company.
The Board convened a special meeting on May 12, 2017, which Mr. Williams did not attend. At this meeting, the Board and representatives from WSGR discussed the conflicts of interest that existed among the members of the Board and determined that a special committee to negotiate and review a transaction with Parent was not practical. Representatives from WSGR also discussed and reminded the Board of its fiduciary duties with respect to its consideration of the proposed transaction and the legal standard for judicial review that would be applied to a proposed transaction. Following this discussion, at the same special meeting the Board then discussed the fact that as a result of its diligence and the amount of the aggregate purchase price that was allocated towards the payoff of debt and other transaction expenses, Parent was concerned about the possibility of litigation in connection with an acquisition of the Company, and was requesting indemnity with respect thereto. The Board discussed this concern and noted that the risk of litigation was a significant issue that was preventing Parent from moving forward. The Board also discussed the fact that a request for indemnification was unusual in the context of a sale of a public company, and that such a request could not be made of the stockholders of the Company. Nonetheless, the Board discussed the limited alternatives available to the Company, the likelihood the Company would run out of money if a transaction was not completed and the uncertainty of consummating a transaction with another party, and determined that it would be willing to provide certain indemnity provisions provided that such obligations were imposed on the holders of the Bridge Notes and the parties to The Foundry Agreement as a condition to payments made pursuant to those agreements, and not imposed on the stockholders of the Company. The members of the Board affiliated with the applicable Bridge Note holders were amenable to such arrangement, and agreed upon an indemnification proposal and presented it to Parent. The Board also instructed the Company’s management to present this arrangement to the counterparties to The Foundry Agreement to obtain their approval, which management subsequently did, and to which the counterparties to The Foundry Agreement did approve. For more detail about the terms of these indemnity obligations, please refer to the sections captioned “Note Amendment” and “Foundry Amendment” on pages 5 and 6 hereof.
On May 24, 2017, given the progress that had been made and Parent’s request for more time, the Board agreed to a two-week extension of exclusivity.
On June 1, 2017, at a regularly scheduled meeting, which Mr. Williams did not attend, the Board again, after consultation with representatives from WSGR, discussed the conflicts of interest that existed among the members of the Board and confirmed that a special committee to negotiate and review a transaction with Parent was not practical. Representatives from WSGR then again discussed with the Board its fiduciary duties with respect to its review and approval of the merger and related transactions, reviewed the terms of the Merger Agreement and related agreements and outstanding issues pertaining to each agreement and answered questions from the members of the Board. This review included a discussion concerning Parent’s request that all members of the Board and their affiliates submit Tender and Support Agreements, pursuant to which each such signatory would be obligated to tender its shares in the Offer. Given the large proportion of the Company stock held by such proposed signatories, WSGR and the Board discussed the fiduciary obligations of the Board with respect to such obligations, and the enforceability thereof, and the Board instructed WSGR to make appropriate revisions in light of such discussions (which were subsequently accepted in all material respects by Parent following negotiation with outside legal counsel).
On June 6, 2017, members of the Company’s management and Parent’s management met to discuss the proposed transaction, Parent’s due diligence results and the status of the negotiation of the Merger Agreement and related agreements. Given the progress that had been made and Parent’s request for more time, the Board, on June 7, 2017, agreed to a further two-day extension of exclusivity.
On June 8, 2017, at a regularly scheduled meeting, which Mr. Williams did not attend, the Board discussed the Merger Agreement and the related agreements. Representatives of WSGR again, together with the Board, reviewed the fiduciary duties of the directors, the conflicts of interest that existed among the members of the Board and the legal standard for judicial review of the proposed transaction.

On June 9, 2017, Parent and the Company agreed to an additional extension of exclusivity to June 12, 2017.
On June 11, 2017, the Board convened a special meeting, which Mr. Williams did not attend. Representatives of WSGR reviewed the fiduciary duties of the directors, the conflicts of interest that existed among the members of the Board and the legal standard for judicial review of an acquisition transaction. They then updated the Board on changes made to the Merger Agreement and related agreements since the last meeting. The Board discussed the advantages and potential risks of the Offer and the Merger, described in more detail on pages 31 - 36 hereof under the caption “Reasons for the Board’s Recommendation.” Representatives of Canaccord Genuity delivered its oral opinion (which opinion was later confirmed in writing and is described in more detail on pages 40 - 46 hereof under the caption “Opinion of Miramar Labs’ Financial Advisor”) to the effect that as of the date of its opinion, and based upon and subject to certain assumptions, factors and qualifications set forth in the opinion, the consideration to be received by the holders of Common Stock (other than certain excluded holders) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the opinion of Canaccord Genuity, dated June 11, 2017, is attached as Annex A to this Schedule 14D-9 and is incorporated by reference in its entirety in this Schedule 14D-9. Representatives of WSGR then reviewed the resolutions proposed to approve the Merger, the Merger Agreement and related agreements with the Board. The Board: (1) determined that the terms and conditions of the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, are fair to, and in the best interest of, the Company’s stockholders; (2) approved and adopted the Merger Agreement, declared the advisability of the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (3) resolved to recommend that the stockholders of the Company accept the Offer and tender the shares held by them to Parent pursuant to the Offer; (4) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL (which would thereafter be pursuant to them terms of the Amendment, as described below); and (5) took such actions as were necessary to render Section 203 of the DGCL inapplicable to the transactions contemplated by the Merger Agreement and the Tender and Support Agreements.
Later on June 11, 2017, holders of 73% of Common Stock entered into Tender and Support Agreements and the Merger Agreement was executed.
On June 12, 2017, Parent and the Company issued a joint press release announcing the transaction.
On June 16, 2017, an additional stockholder affiliated with a member of the Board entered into a Tender and Support Agreement, resulting in holders of approximately 85% of Common Stock having executed and delivered such agreements.
Also on June 16, 2017, the Company entered into a Default Waiver and Sixth Amendment to its Loan Agreement, pursuant to which the deferment period for the payment of principal on the loans was extended through July 31, 2017, with respect to an amount of approximately $312,000.
On June 25, 2017, the parties amended the Merger Agreement in order to permit the Merger to be effected as a “short-form” merger pursuant to applicable provisions of the DGCL. In addition, the Company granted to Purchaser an irrevocable right, which Purchaser will be deemed to have exercised immediately following the consummation of the Offer, if necessary, to purchase from the Company a number of additional Shares at a price per Share equal to the Offer Price equal to the lowest number of

Shares that, when added to the Shares already owned by Purchaser (and, if applicable, Parent) following the consummation of the Offer, constituting one Share more than 90% of the Shares, but not less than one share more than 90% of the Shares then outstanding (after giving effect to the Top-Up).
Reasons for the Board’s Recommendation.
In evaluating the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board consulted with the Company’s management and legal and financial advisors. In recommending that holders of Shares accept the Offer and tender their Shares in the Offer, the Board considered numerous factors. The following is a summary of the material factors that supported this decision:
•Miramar Labs’ Business Prospects and Challenges

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The Board and management team recognized the increasingly competitive nature of the industry in which Miramar Labs’ operates and the general consolidation trend, including the recent acquisition of ZELTIQ Aesthetics, Inc. by Allergen plc.

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The Board and the Company management team believed that the Company would continue to sustain operating losses and would need increased investment in the Company’s sales and go-to-market team, research and development and other aspects of the Company’s business in order to fund ongoing operations and increase revenues.

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The fact that the Company’s cash balance, current assets and cash flows from operations were, at the time the Company entered into the Merger Agreement, expected to be insufficient to fund its operations beyond July 2017 or repay its debt to Silicon Valley Bank Financial Group and Oxford Finance. For a more detailed discussion of this expectation, see the discussion of the Cash Projections in the section entitled “Projected Financial Information” on pages 36 - 38 hereof.

•The Offer Price

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Although the maximum potential value of the Offer Price($1.0207 per Share, assuming achievement of all milestones under the CVR Agreement) does not represent a value at a premium to the value of Common Stock on June 9, 2017 (which was the last trading day before the June 11, 2017 meeting of the Board, in which the Board approved the Company’s entry into the Merger Agreement, among other things described herein), it provided greater and more certain value to the stockholders than would have otherwise been available in light of the Company’s expectation that it would not have sufficient financing capacity to fund its operations beyond July 2017, especially considering that the Company did not have the means to avoid a default under its senior debt and would be at risk of an involuntary filing of bankruptcy.

◦	The Cash Portion of the Offer Price will be paid in cash, providing certainty, immediate value and liquidity to holders of Shares.

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The belief of our Board that the milestones in the CVR Agreement are reasonably achievable given the projected cumulative Net Sales after closing and that the CVRs provided an opportunity to align Parent’s incentives with the creation of stockholder value.

•Senior Debt

◦	The fact that the Company was in imminent risk of default under its senior debt with Silicon Valley Bank Financial Group and Oxford and of an involuntary filing of bankruptcy.

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The ongoing uncertainty arising from the fact that while Silicon Valley Bank Financial Group and Oxford had periodically agreed to waive the Company’s past defaults and provide a deferral of principal payments under the Loan Agreement, such deferrals could not continue indefinitely in the absence of a transaction.

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The fact that Silicon Valley Bank Financial Group and Oxford had stated that they would be willing to continue deferral of the principal payments under the Loan Agreement only under the condition that the Company execute a term sheet and a subsequent definitive agreement to be acquired, which would provide for repayment of such debt upon the consummation of the Offer and the Merger.

•Other Company Financing

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The fact that the Company had, despite thorough and extensive efforts, been unsuccessful in obtaining additional funding from private or public financing sources (including both debt and equity), and its limited financial resources greatly reduced its ability to continue operations and invest in its sales and go-to-market teams, research and development and other aspects of the Company’s business as needed.

◦
The creation of a special committee of the Board comprised of directors who were not expected to participate in the financing to negotiate terms with potential bridge loan investors to obtain financing on terms that were most favorable to holders of Common Stock (the “Bridge Financing”).

◦
The fact that, after a term sheet for the Bridge Financing was entered into with certain existing investors of the Company, the Company solicited all stockholders of the Company to participate in the Bridge Offering on the same terms, but the Company was only able to obtain the limited funds raised from the small subset of the existing investors of the Company who chose to participate in that Bridge Financing.

◦	The Board and the Company management team believed that the Bridge Financing was on terms consistent with the market for financing of high-risk capital.

◦
The agreement of the investors in the Bridge Financing to defer the Company’s repayment obligations under the subordinated secured convertible promissory notes while the Company negotiated a definitive agreement to be acquired.

◦
The fact that without such deferral of the repayment obligations under the Bridge Financing, the holders of Common Stock would otherwise not be entitled to receive any consideration upon the consummation of the Offer and the Merger.

•Miramar Labs’ Strategic Review Process

◦
The Board believes that the Offer Price is more favorable to holders of Common Stock than the potential value of remaining an independent public company and that the Offer Price obtained was the highest that was reasonably attainable.

◦
This belief was supported in part by the results of the Board’s lengthy and thorough strategic review process. In such process, with the assistance of Canaccord Genuity and beginning in January 2017, Miramar Labs contacted 24 of the most likely interested parties (both strategic and financial) in an acquisition transaction, entered into confidentiality agreements with 10 parties, and received proposals from four potential strategic acquirors, including Parent.

◦
The Board’s belief that Parent was a significantly better strategic fit than any other potential strategic partners because it operates in the same industry, would continue to make the Company’s products available to its customers, would provide the best opportunity to achieve the earnout, would continue to employ the Company employees, and would provide an opportunity for the Company to continue its operations as a standalone subsidiary in Santa Clara, California.

•Terms of the Transaction Documents

◦	The terms of the Merger Agreement, which the Board viewed to be the product of arm’s-length negotiations between Miramar Labs, Parent and their respective advisers, including:

▪
Ability to Respond to Unsolicited Competing Acquisition Proposals— the Merger Agreement permits the Board to engage in negotiations or discussions with any third party that has made a bona fide, unsolicited and written acquisition proposal if the Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such acquisition proposal constitutes or would reasonably be expected to lead to a Superior Offer (as defined in the Merger Agreement), subject to certain requirements.

▪
Ability to Terminate Merger Agreement to Accept Superior Offers with a Breakup Fee— the Board may terminate the Merger Agreement to accept a Superior Offer, if (i) Miramar Labs has complied with the “match right” procedures in the Merger Agreement and (ii) concurrently with such termination, Miramar Labs pays to Parent a termination fee of $100,000, which the Board believes is reasonable compared to similar transactions, and would not likely deter competing bids.

▪
Conditions to Consummation of the Offer and the Merger; Likelihood of Closing— the fact that there are not expected to be significant antitrust or other regulatory impediments, leading the Board to believe that the Offer and the Merger are reasonably likely to be consummated.

▪
Timing of Completion— the anticipated short timeframe between the signing of the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, which should allow holders of Shares to receive the Offer Price in a relatively short timeframe and also reduce the amount of time in which Miramar Labs’ business would be subject to the potential uncertainty of closing and related disruption.

▪
No Financing Condition— the representation of Parent that it has sufficient funds to pay the aggregate Offer Price payable under the Merger Agreement and the CVR Agreement, and the fact that Parent and Purchaser’s obligations under the Merger Agreement are not subject to any conditions regarding their ability to obtain financing.

▪
Payoff of the Senior Debt— the requirement that Parent pay off the Company’s senior debt with Silicon Valley Bank Financial Group and Oxford Finance, which ensures consideration for the holders of Common Stock who would otherwise receive nothing if the Company defaulted on its payment obligations under such senior debt.

◦
The terms of the Note Amendment, which provide that a portion of the amounts otherwise payable to the Investors will be paid contingent upon the achievement of Milestone #1, which allows for more consideration payable by Parent in the Offer and the Merger to be paid in the Cash Portion at Closing to the holders of Common Stock than would otherwise have been available.

◦
The terms of the Foundry Amendment, which provide that a portion of the amounts otherwise payable to the Foundry Assignees will be paid contingent upon the achievement of Milestone #1 and the satisfaction of certain thresholds in connection with the Company’s Contingent Net Sales of Covered Products after the date of the Foundry Amendment, which allows for more consideration payable by Parent in the Offer and the Merger to be paid in the Cash Portion at Closing to the holders of Common Stock than would otherwise have been available.

◦	The CVR Portion allows participants in the Retention Plan to join in the potential upside value of the consideration in the Offer and the Merger.
•Opinion of Miramar Labs’ Financial Advisor

◦
The Board received the oral opinion of Canaccord Genuity, which was subsequently confirmed in writing on June 11, 2017, to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Canaccord Genuity as set forth in its written opinion, the consideration to be received by the holders of shares of the Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders other than the Excluded Holders (as defined therein), as more fully described in “—Opinion of Miramar Labs’ Financial Advisor” below.
•Appraisal Rights

◦
The Board recognized that statutory appraisal rights would be available to holders of Miramar Labs’ stock who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by management of Miramar Labs’ and the Board, which included:

•
the fact that stockholders will not participate in any future earnings or growth of Miramar Labs and will not benefit from any appreciation in value of Miramar Labs, including any appreciation in value that could be realized as a result of improvements to Miramar Labs’ operations;

•
the fact that the milestones necessary to trigger payments under the CVRs might not be achieved. The CVRs are not freely transferable and will not be registered with the SEC or listed on any securities exchange;

•
the potential limitations on Miramar Labs’ pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby Miramar Labs agreed that it will carry on its business and operations in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Parent;

•
the Merger Agreement precluding Miramar Labs from actively soliciting alternative transaction proposals and the fact that Parent is entitled to a “match right” with respect to alternative transaction proposals;

•
the possibility that the Offer, the Merger and the other transactions contemplated by the Merger Agreement might not be consummated or may be unduly delayed, and the fact that if the Offer, the Merger and the other transactions contemplated by the Merger Agreement are not consummated, Miramar Labs’ directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, Miramar Labs will have incurred significant transaction costs and Miramar Labs’ relationships with its partners, suppliers, employees and other third parties may be adversely affected, and Miramar Labs’ may no longer be able to continue operations;

•	the fact that upon termination of the Merger Agreement under specified circumstances, Miramar Labs may be required to pay Parent a $100,000 termination fee;

•	the effect of the public announcement of the Merger Agreement, including effects on Miramar Labs’ operating results and Share price (including potential short-term volatility) and Miramar Labs’ ability to attract and retain key management and personnel as well as retain key customer accounts;

•	the timing for completing the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	the likelihood of litigation;

•	the treatment of the consideration to be received by the holders of Shares in the Transaction as taxable to the holders of Shares for federal income tax purposes; and

•
the risks described under the section entitled “Risk Factors” in Miramar Labs’ most recent filings on Forms 10-Q and 10-K, as amended, and the matters described under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, the Board approved the merger agreement and the transactions contemplated by the Merger Agreement, including the Merger.
In considering the recommendation of the Board, Company stockholders should be aware that directors and executive officers of Miramar Labs have interests in the Merger that are different from, or in addition to, any interests they might have solely as a stockholder. See the information included in “Item 8. Additional Information—Golden Parachute Compensation” below.
Intent to Tender.
Each of the members of the Board who hold shares of Common Stock, stockholders who are affiliated with such members, and other stockholders have entered into Tender and Support Agreements, pursuant to which they have agreed to tender and not withdraw all Shares owned by them into the Offer promptly after the commencement of the Offer. For more information, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser, Parent and Certain of their Affiliates—Tender and Support Agreements” above, which is incorporated herein by reference.
Projected Financial Information.
Miramar Labs does not, as a matter of course, make public projections as to future performance or earnings beyond the current fiscal year and generally does not make public projections for extended periods due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. In connection with its efforts to obtain equity or debt financing and its evaluation of potential strategic alternatives (as discussed in more detail in the section entitled “Background” starting on page 14 hereof), h owever, Company management prepared, and the Board reviewed, a set of financial projections for fiscal years 2017 through 2021 (the “Company Projections”). The Company Projections were provided to Parent and Company A, but the other participants in the solicitation process and third parties with whom the Company discussed potential equity and debt financing were provided a description of the Company’s potential revenue growth set forth in the Company Projections. The Company Projections were prepared based on the explicit assumption that the Company would be able to consummate an additional $1.00 million bridge financing in the first half of fiscal year 2017 and raise $18.21 million in equity financing from 2017 to 2020, which Company management subsequently determined was unlikely to be available on terms acceptable to the Company, if at all, and which amounts were therefore not expected to be funded. In addition, the Company Projections were prepared in connection with the solicitation of a desired financing, and with the intention of presenting an optimistic scenario as to the viability of the Company’s operations following such financing. As a result of the Company’s failure to secure such financing, including in light of each potential investor’s consideration of the future projected by the Company Projections, Company management believed that the Company Projections did not ultimately reflect a future with a likelihood of occurrence sufficient to attract the amount of investment upon which such projections were predicated, and therefore did not ultimately consider the Company Projections to be a reasonable rubric against which to measure the Company’s future potential, even had such financing been secured. As a result of these factors, and given the Company Projections were not subsequently updated to reflect the change in the view of Company management with respect to their future expectations of Company operations, the Company Projections should not be regarded as representative of the expectations of Company management of future performance or earnings. The Company Projections were not used by Canaccord Genuity in its financial analyses described under the caption “—Opinion of Miramar Labs’ Financial Advisor”.
In addition, in connection with its evaluation of potential strategic alternatives and specifically the Offer and the Merger, Company management prepared, and the Board reviewed, a set of projections of Miramar Labs’ cash position on a weekly basis beginning on June 10, 2017 and ending on July 29, 2017 (the “Cash Projections”, and together with the Company Projections, the “Projections”). The Cash Projections were prepared to determine the Company’s ability to continue operations without obtaining further financing, which, despite thorough and extensive efforts, it was unsuccessful in obtaining. The Cash Projections were also prepared based on the explicit assumption that the Company would defer approximately $1.15 million in payment obligations under its senior debt with Silicon Valley Bank Financial Group and Oxford Finance (approximately $0.84 million of which had already been deferred at the time such Projections were created, with the assumption that the Company would defer an additional $0.31 million thereafter), which was conditioned upon the execution of a term sheet and a subsequent definitive agreement, which provided for repayment of such debt upon the consummation of the Offer and the Merger. The Cash Projections were not provided to any participants in the solicitation process.
The Projections were developed under the assumption of continued standalone operation and the Projections did not give effect to any changes or expenses as a result of the Offer, the Merger or any other effects of the Offer or the Merger. The Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles (“GAAP”). Miramar Labs’ independent registered public accounting firm has not compiled, examined, audited or performed any procedures with respect to the Projections, and has not expressed any opinion or any other form of assurance on this information or its achievability. The Cash Projections, which were only a set of projections of Miramar Labs’ cash position on a weekly basis, were not used by Canaccord Genuity in its financial analyses described under the caption “—Opinion of Miramar Labs’ Financial Advisor.”

The Projections, while presented with numerical specificity, were based on numerous variables and assumptions that necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond Miramar Labs’ control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Given that the Company Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and the achievability of the Projections include, but are not limited to, the risk factors described in Miramar Labs’ annual report on Form 10-K for the fiscal year ended December 31, 2016, as amended, or in Miramar Labs’ quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2017.
The Projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on (1) actual results; (2) revised prospects for Miramar Labs’ business; (3) changes in general business or economic conditions; or (4) any other transaction or event that has occurred or that may occur and that was not anticipated when the Projections were prepared. In addition, the Projections do not take into account any circumstances, transactions or events occurring after the dates on which the Projections were prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the Projections. There can be no assurance that the financial results in the Projections will be realized, or that future actual financial results will not materially vary from those in the Projections.
The inclusion of the Projections should not be regarded as an indication that Miramar Labs’ or any of its affiliates, officers, directors, advisors or other representatives consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. None of Miramar Labs or its affiliates, officers, directors, advisors or other representatives gives any Miramar Labs stockholder or any other person any assurance that actual results will not differ materially from the Projections. Except as otherwise required by law, Miramar Labs and its affiliates, officers, directors, advisors or other representatives undertake no obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the dates on which the Projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Projections are shown to be in error.

In light of the foregoing factors and the uncertainties inherent in the Projections, Company stockholders are cautioned not to place undue, if any, reliance on the Projections.

	Company Projections (1)
	Year Ended December 31,
(in $ millions)	2016A	2017E	2018E	2019E	2020E	2021E
Revenue	$20.4	$24.3	$37.0	$54.8	$70.6	$95.3
Cost of revenue	9.1	10.6	12.6	16.3	20.1	12.8
Gross margin	11.3	13.7	24.4	38.5	50.6	71.5
Operating expenses:
Research and development	3.3	2.9	3.5	4.3	5.3	5.5
Selling and marketing	13.6	13.4	17.0	21.9	26.1	32.4
General and administrative	6.0	5.1	5.6	5.1	5.7	6.9
Total Operating Expenses	22.9	21.4	26.1	31.4	37.0	44.7
Loss from operations	(11.6)	(7.6)	(1.6)	7.1	13.5	26.7
Other Income (expense), net	(8.8)	(8.5)	(0.6)	(0.2)	0.0	0.0
Net loss and comprehensive loss	(20.4)	(16.1)	(2.2)	6.9	13.5	26.7
EBITDA	(10.0)	(6.0)	0.2	9.4	16.2	23.3

(1)
The Company Projections were prepared based on the assumptions described above and therefore, should not be regarded as representative of the expectations of Company management of future performance or earnings.

	Cash Projections
	Week Ending:
(in $ millions)	6/10/17	6/17/17	6/24/17	7/1/17	7/8/17	7/15/17	7/22/17	7/29/17
Beginning Cash Balance	$0.21	$0.45	$0.31	$0.44	$0.28	$0.39	$0.13	$0.29
Cash Inflows from Operating Activities	0.39	0.43	0.36	0.49	0.44	0.34	0.47	0.40
Cash Outflows from Operating Activities	(0.15)	(0.57)	(0.22)	(0.65)	(0.28)	(0.60)	(0.31)	(0.97)
Cash Outflows from Financing Activities	-	-	-	-	(0.06)	-	-	-
Ending Cash Balance	0.45	0.31	0.44	0.28	0.39	0.13	0.29	(0.290)
Use of Non-GAAP Measures.
Certain of the line items included in the Company Projections, namely, EBITDA, constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Miramar Labs believes that such non-GAAP financial measures are helpful to evaluate trends, establish budgets, measure the effectiveness of Miramar Labs’ sales and marketing efforts and assess operational effectiveness and efficiencies. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. This information should not be considered in isolation or in lieu of Miramar Labs’ operating and other financial information determined in accordance with GAAP. Further, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in the Company Projections may not be comparable to similarly titled measures of other companies.
The following table presents a reconciliation of each of the non-GAAP financial measures described above to each of the most directly comparable GAAP measure for each of the periods indicated:

	Reconciliation of EBIDTA to Loss From Operations
	Year Ended December 31,
(in $ millions)	2016A	2017E	2018E	2019E	2020E	2021E
EBITDA	(10.0)	(6.0)	0.2	9.4	16.2	23.3
Less: Total depreciation and amortization expense	0.5	0.5	0.6	0.8	1.0	(5.3)
Less: Total stock-based compensation expense:
Employees	0.9	0.9	1.1	1.3	1.5	1.7
Non-employees	0.2	0.2	0.2	0.2	0.2	0.2
Loss from operations	(11.6)	(7.6)	(1.6)	7.1	13.5	26.7
Opinion of Miramar Labs’ Financial Advisor.
Canaccord Genuity is acting as financial advisor to the Company in connection with the Offer and the Merger. At a meeting of the Board held on June 11, 2017 to evaluate the Offer and the Merger, Canaccord Genuity delivered to the Board an oral opinion, which opinion was confirmed by delivery of a written opinion, dated June 11, 2017, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Canaccord Genuity as set forth in the written opinion, the consideration (consisting of the Cash Portion and the CVR Portion) to be received by holders of the Common Stock (other than certain excluded holders) in the Offer and the Merger was fair, from a financial point of view, to such holders. For purposes of Canaccord Genuity’s opinion, the excluded holders consist of: (1) the Company (or the Company’s treasury); (2) any wholly owned subsidiary of the Company; (3) Parent, Purchaser or any other wholly owned subsidiary of Parent; (4) holders who are entitled to and properly demand an appraisal of their shares under the DGCL; (5) the parties to the Tender and Support Agreements and their respective affiliates; and (6) the parties to the Note Amendment and their respective affiliates.
The full text of Canaccord Genuity’s opinion is attached to this Schedule 14D-9 as Annex A and is incorporated into this Schedule 14D-9 by reference. The description of Canaccord Genuity’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. Holders of Common Stock are encouraged to read Canaccord Genuity’s opinion carefully and in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Canaccord Genuity in connection with its opinion. Canaccord Genuity’s opinion was addressed to the Board, was only one of many factors considered by the Board in its evaluation of the Offer and the Merger and only addresses the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be received in the Offer and the Merger by holders of the Common Stock (other than certain excluded holders). Canaccord Genuity’s opinion does not address the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Offer and the Merger. Canaccord Genuity’s opinion is not intended to, and does not, constitute advice or a recommendation to any stockholder as to whether such holder should tender its shares in the Offer or how such stockholder should otherwise act on any other matter with respect to the transaction. Canaccord Genuity’s opinion was necessarily based on securities, economic, monetary, market and other conditions as in effect on, and the information made available to Canaccord Genuity as of, June 11, 2017, the date of its opinion. Subsequent developments may affect the conclusions expressed in Canaccord Genuity’s opinion if such opinion were rendered as of a later date. Canaccord Genuity assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances or events occurring after the date of the opinion.
In connection with rendering the opinion described above and performing its related financial analyses, Canaccord Genuity, among other things:

(i)	reviewed certain publicly available historical business and financial information concerning the Company;

(ii)
analyzed certain internal financial statements and other business and financial information concerning the Company, including information regarding the Company’s outstanding indebtedness and specified extraordinary liabilities of the Company upon the closing of the Offer and the Merger, provided by senior management of the Company;

(iii)	conducted discussions with members of senior management of the Company regarding the past and current operations and financial condition and the prospects of the Company;

(iv)	compared the results of operations of the Company with those of certain publicly traded companies deemed to be relevant and comparable to the Company;

(v)	compared the financial terms of the Offer and the Merger with the financial terms of certain other acquisitions deemed to be relevant and comparable to the Offer and the Merger;

(vi)
reviewed the terms of the Merger Agreement and the CVR Agreement, each in substantially final form provided to Canaccord Genuity on June 10, 2017 by the Company, which Canaccord Genuity assumed, with the Company’s permission, to be identical in all material respects to the agreements executed by the parties; and

(vii)
reviewed such other financial studies and analyses, performed such other investigations, and took into account such other matters as Canaccord Genuity deemed necessary, including an assessment of general economic, market and monetary conditions.

In connection with its review and arriving at its opinion, Canaccord Genuity has not independently verified any of the foregoing information, has relied on such information, has assumed that all such information is complete and accurate in all material respects, and has relied on assurances of management of the Company that they are not aware of any facts that would make such information misleading. With respect to any internal financial analyses, management’s assessments as to the estimated timing of achievement of the milestones under the CVR Agreement and other forward-looking information, Canaccord Genuity has assumed, with the Company’s consent, that such materials have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company. Canaccord Genuity has also assumed that the Offer and the Merger will be consummated upon the terms set forth in the Merger Agreement and the CVR Agreement, without waiver, modification or amendment of any material term, condition or agreement therein which would be in any way meaningful to Canaccord Genuity’s analysis. Canaccord Genuity has also assumed that, in the course of obtaining necessary governmental, regulatory and third party approvals and consents for the Offer and the Merger, no modification, delay, limitation, restriction or conditions will be imposed that will have an adverse effect on the Company, Parent, Purchaser or the contemplated benefits of the Offer and the Merger.
Canaccord Genuity’s opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be received by holders of Common Stock (other than certain excluded holders) in the Offer and the Merger (without giving effect to any impact of the Offer and the Merger on any particular holder of Shares other than in its capacity as a stockholder), and Canaccord Genuity expressed no opinion as to the fairness of the Offer and the Merger to the holders of any other class of securities, creditors or other constituencies of the Company. Canaccord Genuity’s opinion does not address the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Offer and the Merger or any view on another term or aspect of the Offer and the Merger, including, without limitation, the structure or form of the Offer and the Merger, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with the Merger Agreement. Canaccord Genuity is not a legal, accounting, regulatory or tax expert and has relied on the assessments made by the Company and its advisors with respect to such matters. Canaccord Genuity’s opinion also does not address the fairness of the amount or nature of any compensation to any officers, directors or employees of the Company or any other party, or class of such persons, whether relative to the consideration to be received in the Offer and the Merger or otherwise. Canaccord Genuity was not requested to conduct and did not conduct, nor has Canaccord Genuity relied upon, any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company. Canaccord Genuity also has not evaluated the solvency of any party to the Merger Agreement under any laws, rules or regulations relating to bankruptcy, insolvency or similar matters or the ability of the Company or Parent to pay its obligations, including the obligations under the CVR Agreement, when they become due. Canaccord Genuity’s opinion was approved by a fairness committee of Canaccord Genuity.
The following is a summary of the material financial analyses performed by Canaccord Genuity in connection with rendering its opinion dated June 11, 2017 described above. The following summary, however, does not purport to be a complete description of the factors considered or financial analyses performed by Canaccord Genuity, nor does the order of analyses described represent relative importance or weight given to those analyses by Canaccord Genuity. Some of these summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Canaccord Genuity’s financial analyses.
Implied Present Value of Consideration. Canaccord Genuity calculated the illustrative present value of the consideration to be received in the Offer and the Merger by adding (1) the Cash Portion of $0.3149 per share and (2) the present value of the CVR Portion of up to $0.7058 per share in cash related to the achievement of Net Sales (as defined in the CVR Agreement) milestones pursuant to the terms of the CVR Agreement. The CVR Agreement provides that each holder of the Common Stock is entitled to $0.0147 per CVR if cumulative worldwide Net Sales of the Product (as defined in the CVR Agreement) following the Closing exceed $50.0 million (“Milestone #1”) and $0.6911 per CVR if cumulative worldwide Net Sales of the Product following the Closing exceed $80.0 million (“Milestone #2”). In calculating the present value of these contingent payments to holders of the Common Stock, Canaccord Genuity estimated, using assumptions approved by the Company for this purpose, the achievement date of each milestone by calculating the projected cumulative Net Sales after the Closing, assuming a closing date of July 21, 2017, using the Company’s revenue for each of the last four quarters ended March 31, 2017, and assuming no growth in the Company’s historical quarterly revenue. Using these assumptions, Canaccord Genuity then estimated the projected achievement of Milestone #1 and Milestone #2 as Parent’s first fiscal quarter of 2020 and third fiscal quarter of 2021, respectively, and assumed that payment of each CVR occurs 45 days following the end of the quarter in which the milestone was projected to be achieved. The undiscounted value of each milestone payment was then discounted to present value at a discount rate of 17.4%, which was selected, upon the application of Canaccord Genuity’s professional judgment, to reflect the Company’s weighted average cost of capital. By adding the illustrative present value of the CVR Portion to the Cash Portion of the consideration, Canaccord Genuity calculated the illustrative value of the consideration to be received in the Offer and the Merger of $0.6703 per share of the Common Stock.
Selected Peer Group Analysis. Canaccord Genuity performed an analysis using a selected peer group, which analysis attempts to provide an implied value of a company by comparing it to identified companies that are publicly traded. For purposes of this analysis, Canaccord Genuity identified the following group of six publicly traded medical technology companies that share similar business characteristics to the Company based on operational and/or financial metrics, which are referred to as the “selected peer companies.” The selected peer companies consisted of:

•	Avinger, Inc.

•	Alliqua BioMedical, Inc.

•	Dynatronics Corporation

•	Retractable Technologies, Inc.

•	Tandem Diabetes Care, Inc.

•	TearLab Corporation
Based on its review of the relevant metrics for each of the selected peer companies, Canaccord Genuity calculated multiples of enterprise value to last twelve months, or LTM, revenue. For purposes of this analysis, Canaccord Genuity utilized information regarding the selected peer companies obtained from filings with the SEC, the Capital IQ database, referred to as Capital IQ, the Bloomberg database, referred to as Bloomberg, other public sources, and market data as of June 9, 2017. Based on this information, Canaccord Genuity calculated multiples for the selected peer companies as follows:

Selected Peer Group Analysis
Enterprise Value as a Multiple of:	Range	Mean	Median
LTM Revenue	0.85x-1.58x	1.07x	0.97x
Based on the analyses and review of the multiples and ratios of the selected peer companies, Canaccord Genuity selected representative ranges of enterprise value to LTM revenue multiples derived from the mean and median data points for the selected peer companies set forth in the table above based upon the application of its professional judgment. Canaccord Genuity then applied these multiples to the relevant financial statistic for the Company and calculated the implied enterprise value of the Company. For purposes of this analysis, Canaccord Genuity utilized revenue for the LTM period ended March 31, 2017. Canaccord Genuity then added management’s estimate of the Company’s cash and cash equivalents of $0.0 million and subtracted management’s estimate of total debt, accrued royalties and accrued legal fees at closing of $21.0 million from such implied enterprise values to calculate the Company’s implied equity value and then calculated a range for the implied per share equity value of Common Stock based on the number of fully-diluted shares of Common Stock outstanding as of May 15, 2017 (calculated using the treasury stock method).
The following summarizes the results of this analysis (negative per share value provided for illustrative purposes only):

		Proposed Value of Consideration
Financial Statistic	Implied Per Share Equity Value	Cash Portion Per Share	Cash Portion and Present Value of CVR Portion Per Share at Closing
LTM Revenue	($0.18) – $0.05	$0.3149	$0.6703
Selected Precedent Transaction Analysis. Canaccord Genuity performed a precedent transaction analysis, which is designed to provide the implied value of a company based on publicly available financial terms of selected transactions. Canaccord Genuity selected the precedent transactions based on the similarity of products offered and markets served by the target company as compared to the Company, as well as the financial position and other relevant financial metrics of the target companies. Each of these transactions was publicly announced on or after September 9, 2009.
Based on its review of the relevant metrics for each of the precedent transactions, Canaccord Genuity calculated the multiples of implied enterprise value to LTM revenue for each of the target companies in the precedent transactions. For purposes of this analysis, Canaccord Genuity utilized information regarding the precedent transactions obtained from filings with the SEC and other public sources. The selected precedent transactions were:

Announcement Date	Acquiror	Target
07/28/16	Derma Sciences, Inc.	BioD, LLC
01/10/16	MiMedx Group, Inc.	Stability Inc.
09/08/14	Cynosure, Inc.	Ellman International, Inc.
02/20/14	Syneron Medical Ltd.	New Star Lasers, Inc.
06/28/11	Cynosure, Inc.	HOYA ConBio
09/09/09	Syneron Medical Ltd.	Candela Corporation
Based on this information, Canaccord Genuity calculated multiples for the selected precedent transactions as follows:

Selected Precedent Transaction Analysis
Enterprise Value as a Multiple of:	Range	Mean	Median
LTM Revenue	0.33x-1.24x	0.77x	0.78x
Canaccord Genuity selected a representative range of multiples derived from the mean and median data points for the precedent transactions based upon the application of its professional judgment. Canaccord Genuity then applied these multiples to the Company’s LTM revenue as of March 31, 2017 and calculated the implied enterprise value of the Company. Canaccord Genuity then added management’s estimate of the Company’s cash and cash equivalents of $0.0 million and subtracted management’s estimate of total debt, accrued royalties and accrued legal fees at closing of $21.0 million from such implied enterprise values to calculate the Company’s implied equity value and then calculated a range for the implied per share equity value of the Common Stock based on the number of fully-diluted shares of Common Stock outstanding as of May 15, 2017 (calculated using the treasury stock method).
The following summarizes the results of this analysis (negative per share values provided for illustrative purposes only):

		Proposed Value of Consideration
Financial Statistic	Implied Per Share Equity Value	Cash Portion Per Share	Cash Portion and Present Value of CVR Portion Per Share at Closing
LTM Revenue	($0.61) – ($0.58)	$0.3149	$0.6703
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Canaccord Genuity’s opinion. In arriving at its fairness determination, Canaccord Genuity considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Canaccord Genuity made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Offer and the Merger.
Canaccord Genuity prepared these analyses for purposes of providing its opinion to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be received in the Offer and the Merger by holders of the Common Stock (other than certain excluded holders). These analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Canaccord Genuity or any other person assumes responsibility if future results are materially different from those forecast.
The consideration for the Offer and the Merger was determined through negotiations between the Company and Parent and was approved by the Board. Canaccord Genuity provided advice to the Board during these negotiations. Canaccord Genuity, however, did not recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Offer and the Merger.
As described above, Canaccord Genuity’s opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the factors considered or financial analyses performed by Canaccord Genuity in connection with its opinion and is qualified in its entirety by reference to the full text of the written opinion of Canaccord Genuity attached to this Schedule 14D-9 as Annex A.
Canaccord Genuity and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Canaccord Genuity and its affiliates may acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent, certain of their respective affiliates and any other company that may be involved in the Offer and the Merger, as well as provide investment banking and other financial services to such companies.
In the prior two years, Canaccord Genuity has not received compensation for investment banking or financial advisory services from either the Company or Parent, except as otherwise described in this Schedule 14D-9. During such period, Canaccord Genuity has provided investment banking and/or other financial services to portfolio companies affiliated with certain significant stockholders of the Company that were unrelated to the Offer and the Merger and for which Canaccord Genuity received compensation. Canaccord Genuity may provide investment banking services to the Company, Parent or their respective affiliates in the future for which Canaccord Genuity may receive compensation.
The Board selected Canaccord Genuity as its financial advisor because it is a nationally recognized investment banking firm and due to its qualifications, expertise, reputation and knowledge of the industry. Pursuant to a letter agreement, dated as of December 22, 2016, the Company engaged Canaccord Genuity to act as its financial advisor in connection with the Offer and the Merger, including the delivery of a fairness opinion as described above. Pursuant to the terms of the engagement letter, the Company agreed to pay Canaccord Genuity an aggregate fee of approximately $1.2 million for its services in connection with the Offer and the Merger, consisting of (i) a retainer fee of $50,000 (which amount has already been paid), (ii) a fee of $300,000 payable upon delivery to the Board of Canaccord Genuity’s opinion, and (iii) a “success fee” payable upon consummation of the Offer equal to $1.2 million less the fees paid under clauses (i) and (ii). In addition, Miramar Labs has agreed to reimburse Canaccord Genuity for its expenses incurred in connection with Canaccord Genuity’s engagement and to indemnify Canaccord Genuity, any of its affiliates and each of their respective shareholders, directors, officers, agents and employees against specified liabilities, including liabilities under the federal securities laws.
Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
Under the terms of Canaccord Genuity’s engagement, Miramar Labs has agreed to pay Canaccord Genuity for its services in connection with the Transaction an aggregate fee of approximately $1.2 million, consisting of (i) a retainer fee of $50,000 (which amount has already been paid), (ii) a fee of $300,000 payable upon delivery to the Board of Canaccord Genuity’s opinion, and (iii) a “success fee” payable upon consummation of the Offer equal to $1.2 million less the fees paid under clauses (i) and (ii). In addition, Miramar Labs has agreed to reimburse Canaccord Genuity for its expenses incurred in connection with Canaccord Genuity’s engagement and to indemnify Canaccord Genuity, any of its affiliates and each of their respective shareholders, directors, officers, agents and employees against specified liabilities, including liabilities under the federal securities laws.
Neither Miramar Labs nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Canaccord Genuity on its behalf with respect to the Offer or related matters.

Item 6. Interest in Securities of the Subject Company.
No transactions with respect to Shares have been effected during the sixty days prior to the date of this Statement by Miramar Labs or, to Miramar Labs’ knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.
Item 7. Purposes of the Transaction and Plans or Proposals.
Subject Company Negotiations.
Except as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, Miramar Labs is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by Miramar Labs, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Miramar Labs or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Miramar Labs or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Miramar Labs.
Miramar Labs has agreed that from the date of the Merger Agreement until the earlier of the date, if any, on which the Merger Agreement is terminated and the Acceptance Time, Miramar Labs, its subsidiaries and their respective representatives will not, directly or indirectly, among other things, solicit alternative acquisition offers. In addition, Miramar Labs has agreed to certain procedures that it must follow in the event Miramar Labs receives an unsolicited acquisition proposal including the payment of a $100,000 termination fee in the event that Miramar Labs terminates the Merger Agreement in connection with any such proposal that constitutes a superior proposal to that of Purchaser. The information set forth in the Offer to Purchase in Section 11. “The Transaction Documents” is incorporated herein by reference.
Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.
Item 8. Additional Information.
CVR Agreement.
At or prior to the time that Purchaser accepts for payment all shares validly tendered and not properly withdrawn pursuant to the Offer, Parent and a trustee mutually acceptable to Parent and the Company will enter into the CVR Agreement to govern the terms of the CVRs.
Each Share held by such shareholder that (i) the Purchaser accepts for payment from such holder pursuant to the Offer or (ii) is owned by or has been issued to such holder as of immediately prior to the Effective Time and is converted into the right to receive the Offer Price pursuant to the terms of the Merger Agreement, will be entitled to receive a CVR Portion equal to one CVR. The CVRs are not transferable except under certain limited circumstances, will not be evidenced by a certificate or other instrument and will not be registered or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser, the Company or any of their affiliates.

Each CVR represents the right to receive the following cash payments, without interest and less any applicable withholding taxes, with each payment conditioned upon the achievement of certain milestones as follows:

•
Milestone #1: Parent will be obligated to pay $0.0147 per CVR if cumulative Net Sales (as defined in the CVR Agreement) of the Product (as defined in the CVR Agreement) worldwide following the closing of the Merger exceed $50,000,000.

•
Milestone #2: Parent will be obligated to pay $0.6911 per CVR if cumulative Net Sales of the Product worldwide following the closing of the Merger exceed $80,000,000 (which calculation, for the avoidance of doubt, shall be inclusive of any Net Sales counted in the determination of Milestone #1).

The CVRs are complex instruments and a number of factors will determine whether any amount will actually be paid to the Company’s stockholders in accordance with the terms of the CVR Agreement.
If none of the milestones are met, the CVRs will have no value. The minimum payment under the CVRs is zero and, assuming the satisfaction of all milestones, the maximum aggregate cash payment represented by one CVR is $0.7058. There can be no assurance that the various milestones set forth in the CVR Agreement will be achieved and that the resulting payments will be required of Parent.
The foregoing summary description of the CVR Agreement is qualified in its entirety by reference to the CVR Agreement, a form of which is filed as Exhibit (e)(7) to this Statement and incorporated herein by reference.
Appraisal Rights.
No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL (including with respect to certain aggregate ownership requirements) will, subject to the conditions thereof, be entitled to appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and may not otherwise address, fair value under Section 262 of the DGCL.
THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION AND RECOMMENDATION STATEMENT AS ANNEX B. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” OR A “HOLDER OF SHARES” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, may be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court. However, after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all holders of Shares who asserted appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding shares of Common Stock as measured in accordance with subsection (g) of Section 262 or (b) the value of the merger consideration in respect of such shares exceeds $1 million. We refer to these conditions as the “ownership thresholds.” Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will accrue and compound quarterly from the effective time of the merger through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period; provided, however, that if at any time before the Delaware Court of Chancery enters judgment in the appraisal proceeding, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case any such interest will accrue after the time of such payment only on the amount that equals the sum of (1) the difference, if any, between the amount so paid and the “fair value” of the shares as determined by the Delaware Court of Chancery and (2) any interest accrued prior to the time of such voluntary payment, unless paid at such time. The surviving corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h) or Section 253 of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the Merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.
Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.
FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.
Any Miramar Labs stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.
If a Miramar Labs stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

(i)
within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of this Schedule 14D-9, deliver to Miramar Labs at Miramar Labs, Inc., 2790 Walsh Avenue, Santa Clara, California 95051, Attention: Chief Executive Officer, a written demand for appraisal of the Shares held, which demand must reasonably inform Miramar Labs of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii)	not tender his, her or its Shares in the Offer;

(iii)	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

(iv)	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.
In addition, one of the ownership thresholds must be met and a stockholder (or any person who is the beneficial owner of shares of Common Stock held either in a voting trust or by a nominee on behalf of such person) or the Surviving Corporation must file a petition in the Delaware Court of Chancery demanding a determination of the value of the stock of all such stockholders within 120 days after the Effective Time.
If the Merger is consummated pursuant to Section 251(h) or Section 253 of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger on or within 10 days after the Effective Time to those holders of Shares who made a written demand for appraisal in accordance with Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 of the DGCL and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.
Appraisal Procedures.
The right to appraisal will be lost unless it is perfected by satisfaction of the requirements of Section 262 of the DGCL, the text of which is set forth in full in Annex B hereto. Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and timely delivered to Miramar Labs as described herein.
As provided under Section 262 of the DGCL, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).
A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.
A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder. Any beneficial holder desiring appraisal who holds Shares through a nominee holder such as a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct the nominee holder that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform Miramar Labs of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.
Within 120 days after the Effective Time, but not thereafter, the surviving corporation or any holder of Shares who has complied with the provisions of Section 262 of the DGCL and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders who did not tender in the Offer and demand appraisal. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Miramar Labs as the surviving corporation is under no obligation, and has no present intention, to file such a petition and holders should not assume that Miramar Labs will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for demanding appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (i) within ten days after a written request therefor has been received by the surviving corporation or (ii) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.
If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days after such service to provide the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. The Delaware Register in Chancery, if so ordered by the Delaware Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition by mail to the surviving corporation and the Miramar Labs stockholders shown on the Verified List at the address stated therein in accordance with Section 262. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the surviving corporation.
After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their Shares and who hold stock represented by certificates to submit their Share certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. The Delaware Court of Chancery will dismiss appraisal proceedings as to all Miramar Labs stockholders who assert appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding shares of Common Stock measured in accordance with subsection (g) of Section 262 or (b) the value of the merger consideration in respect of the shares for which appraisal rights have been pursued and perfected exceeds $1 million.
After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, and that at least one of the ownership thresholds above has been satisfied in respect of the Miramar Labs stockholders seeking appraisal rights, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the “fair value” of the Shares subject to appraisal, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value.
Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, will be compounded quarterly, and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. However, the surviving corporation has the right, at any point prior to the Delaware Court of Chancery’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder seeking appraisal. If the surviving corporation makes a voluntary cash payment pursuant to subsection (h) of Section 262, interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount paid by the surviving corporation in such voluntary cash payment and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest accrued before such voluntary cash payment, unless paid at that time.
Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). Although Miramar Labs believes that the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Miramar Labs nor Parent anticipates offering more than the Merger Consideration to any stockholder exercising appraisal rights, and each of Miramar Labs and Parent reserves the right to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Common Stock is less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price). In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Upon application by the surviving corporation or by any holder of Shares entitled to participate in the appraisal proceeding, so long as one of the ownership thresholds are met, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights or that neither of the ownership thresholds is met. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the surviving corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the surviving corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.
The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.
From and after the Effective Time, no stockholder who has demanded an appraisal in compliance with Section 262 of the DGCL is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).
If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger, which is equal to the Offer Price, without interest.
At any time within 60 days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Delaware Court of Chancery, which may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days of the Effective Time.
FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.
Business Combination Statute.
Section 203 of the DGCL prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(i)
before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii)
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(iii)
following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66.67%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board adopted a resolution approving the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Tender and Support Agreements, for purposes of Section 203 of the DGCL, but only insofar as the Offer, the Merger and the other transactions contemplated by the Merger Agreement are consummated in accordance with the terms of the Merger Agreement.
Stockholder Approval Not Required.
Because the Merger will be consummated in accordance with Section 253 of the DGCL, no stockholder votes or consents will be necessary to effect the Merger. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of stock of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the stockholders of such other corporation. Therefore, if Parent and its affiliates own at least 90% of the outstanding Shares following the Offer and the exercise, if any, of the Top-Up, Purchaser will complete the Merger without any vote on the adoption of the Merger Agreement by the holders of Shares through the “short-form” procedures available under Section 253 of the DGCL. Accordingly, after the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, the Company, Parent and Purchaser will cause the closing of the Merger to take place as soon as practicable without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL.
Annual and Quarterly Reports.
For additional information regarding the business and the financial results of Miramar Labs, please see Miramar Labs’ Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as amended, and quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2017.
Golden Parachute Compensation.
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Miramar Labs’ named executive officers that is based on or otherwise relates to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such terms to describe the Merger-related compensation payable to Miramar Labs’ named executive officers.
The table below reflects the compensation and benefits that will or may be paid or provided to each of the named executive officers in connection with the Merger in the circumstances described below and as described above in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Miramar Labs,” which is incorporated herein by reference. Severance payments have been calculated based on the named executive officer’s current base salary, if applicable. Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination.
Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, we have assumed that (i) the Offer is completed at the price of $1.0207 per Share and the Effective Time occurs on July 25, 2017, (ii) each named executive officer receives the Option Consideration, as applicable, for all of their Company Options that may accelerate pursuant to the terms of the Merger Agreement and his or her applicable employment agreement, (iii) each named executive officer receives the maximum payments pursuant to his or her participation in the Retention Plan and no payments are reduced pursuant to the better-of provision, (iv) the termination of employment takes place on July 25, 2017 and (v) all Company Options that were outstanding as of June 20, 2017 remain outstanding.
Golden Parachute Compensation.

Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Total ($)
Robert Michael Kleine	238,194	-	-	238,194
Brigid A. Makes	399,942	-	5,225	405,167
Steven Kim	57,167	-	-	57,167

(1)
Pursuant to the terms of the Retention Plan, each named executive officer is eligible to receive bonus payments derived from the “net proceeds” (as defined under the Retention Plan) distributed to the Company’s stockholders if the named executive officer remains an employee of the Company through the Effective Time. The values included in the column above were calculated based on the named executive officer’s allocation of the Retention Plan’s bonus pool (25% for Mr. Kleine, 15% for Ms. Makes, and 6% for Mr. Kim) and an assumed maximum bonus pool amount of $952,775 (meaning Mr. Kleine will receive payments with a total value of $238,194, Ms. Makes will receive payments with a total value of $142,917, and Mr. Kim will receive payments with a total value of $57,167.

Additionally, pursuant to the terms of the employment agreement entered into between Ms. Makes and Miramar, if, prior to a “change in control” or within the twelve month period following a “change in control,” we terminate the employment of Ms. Makes other than for death, disability, or “cause” or Ms. Makes resigns for “good reason” (as such terms are defined in Ms. Makes’ employment agreement) (such termination, a “Qualifying Termination”), and Ms. Makes executes a separation agreement and release of claims in our favor that becomes effective and irreversible within 60 days following her termination of employment, Ms. Makes is entitled to receive continuing payments of her then-current base salary for a period of 9 months, payable pursuant to our regular payroll policies. The value included for Ms. Makes in the column above was calculated based on Ms. Makes’ current annual base salary ($342,700) under the assumption that Ms. Makes will experience a Qualifying Termination pursuant to the terms of her employment agreement, entitling her to severance payments with a total value of $257,025.

(2)
Pursuant to the terms of the Merger Agreement, all outstanding Company Options (whether vested or unvested) will be cancelled in connection with the Merger. Unvested Company Options will accelerate and become exercisable immediately prior to the Effective Time. In-the-money Options that are outstanding at the Effective Time will be cancelled in exchange for the Option Consideration, but Out-of-the-money Options that are outstanding at the Effective Time will be cancelled for no consideration. All of the Company Options held by the named executive officers are Out-of-the-money Options, and accordingly will be cancelled for no consideration at the Effective Time.

(3)
Pursuant to the terms of the employment agreement entered into between Ms. Makes and Miramar, if Ms. Makes experiences a Qualifying Termination and Ms. Makes executes a separation agreement and release of claims in our favor that becomes effective and irreversible within 60 days following her termination of employment, Ms. Makes will be entitled to receive reimbursement of premiums to maintain group health insurance continuation benefits pursuant to COBRA for her and her respective dependents for up to 9 months. The value included for Ms. Makes in the column above was calculated based on the assumption that Ms. Makes will receive 9 months of COBRA reimbursements with a value of approximately $580.56 per month.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Statement contains certain statements that constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Miramar Labs’ views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially and adversely from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, general economic, business and market conditions, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer, as well as those described in cautionary statements contained elsewhere herein and in Miramar Labs’ periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in Miramar Labs’ most recent annual report on Form 10-K, as amended, and quarterly report on Form 10-Q, the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) filed by Parent and Purchaser, and this Statement and other documents filed by Miramar Labs. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect Miramar Labs’ expectations as of the date of this report. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by Miramar Labs at www.miramarlabs.com. While Miramar Labs may elect to update any such forward-looking statements at some point in the future, Miramar Labs specifically disclaims any obligation to do so, even if our expectations change, except as required by law.

Item 9. Exhibits.
The following Exhibits are filed herewith or incorporated herein by reference:

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith
(a)(1)(A)	Offer to Purchase, dated June 26, 2017.	Schedule 14D-9C	June 26, 2017	(a)(1)(A)
(a)(1)(B)	Form of Letter of Transmittal.	Schedule 14D-9C	June 26, 2017	(a)(1)(B)
(a)(5)(A)	Joint Press Release issued by Miramar Labs, Inc. and Sientra, Inc., dated June 12, 2017.	8-K	May 1, 2017	99.1
(a)(5)(B)	Letter to stockholders of Miramar Labs, Inc., dated June 26, 2017.				X
(a)(5)(C)	Form of Email to Key Physician Advisors	Schedule 14D-9C	June 12, 2017	99.1
(a)(5)(D)	Form of Email to Customers	Schedule 14D-9C	June 12, 2017	99.2
(a)(5)(E)	Form of Email to Distributors	Schedule 14D-9C	June 12, 2017	99.3
(a)(5)(F)	Customer FAQ	Schedule 14D-9C	June 12, 2017	99.4
(a)(5)(G)	Employee FAQ	Schedule 14D-9C	June 12, 2017	99.5
(a)(5)(H)	Customer Service Talking Points	Schedule 14D-9C	June 12, 2017	99.6
(a)(5)(I)	Sales Force FAQ	Schedule 14D-9C	June 12, 2017	99.7
(a)(5)(J)	Sales Force Talking Points	Schedule 14D-9C	June 12, 2017	99.8
(a)(5)(K)	Presentation re: the Offer and the Merger	Schedule 14D-9C	June 12, 2017	99.9
(a)(5)(L)	Email from Miramar Labs CEO to Employees	Schedule 14D-9C	June 12, 2017	99.10
(e)(1)	Agreement and Plan of Merger, dated as of June 11, 2017 by and among Miramar Labs, Parent and Purchaser.	8-K	June 12, 2017	2.1
(e)(2)	Amendment No. 1 to the Agreement and Plan of Merger, dated as of June 25, 2017, by and between Miramar Labs, Parent and Purchaser.				X
(e)(3)	Confidentiality Agreement, dated as of February 10, 2017, by and between Miramar Labs and Parent.				X
(e)(4)	Form of Tender and Support Agreement, by and among Parent, Purchaser and certain stockholders of Miramar Labs, dated as of June 11, 2017.	8-K	June 12, 2017	99.1
(e)(5)	Omnibus Amendment to Subordinated Secured Convertible Promissory Notes, by and among Miramar Labs, Parent and certain other parties thereto, dated as of June 11, 2017.	8-K	June 12, 2017	99.3

		Incorporated by Reference
(e)(6)	Amendment No. 1 to Assignment and License Agreement and Assignment Agreement, by and between Miramar Labs, Parent and The Foundry, LLC and certain other parties thereto, dated as of June 11, 2017.	8-K	June 12, 2017	99.4
(e)(7)	Form of Contingent Value Rights Agreement between Parent, Purchaser and Miramar Labs.	8-K	June 12, 2017	99.2
(e)(8)	Amended and Restated Bylaws of Miramar Labs, Inc., as currently in effect	8-K	June 12, 2017	2.1
(e)(9)	Miramar Labs, Inc. 2006 Stock Plan.	S-1	October 14, 2016	10.16
(e)(10)	Form of Stock Option Agreement under the Miramar Labs, Inc. 2006 Stock Plan.	S-	October 14, 2016	10.17
(e)(11)	Employment Agreement, dated May 27, 2016, between Miramar Labs, Inc. and Robert Michael Kleine	S-1	October 14, 2016	10.22
(e)(12)	Employment Agreement, dated September 21, 2011, between Miramar Labs, Inc. and Brigid A. Makes	S-1	October 14, 2016	10.20
(e)(13)	Amendment to Employment Agreement, dated May 28, 2013, by and between Miramar Labs, Inc. and Brigid A. Makes	S-1	October 14, 2016	10.21
(e)(14)	Employment Offer Letter, dated October 16, 2006, by and between Foundry Newco X and Steven Kim	S-1	October 14, 2016	10.19
(e)(15)	Form of Indemnification Agreement for directors and executive officers.	S-1	October 14, 2016	10.18
(e)(16)	Miramar Labs, Inc. Key Employee Retention Plan	10-Q	May 16, 2017	10.4
Annex A	Opinion of Canaccord Genuity, Inc., dated June 11, 2017				X
Annex B	Section 262 of the Delaware General Corporate Law				X

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIRMAR LABS, INC.

By:	/s/ R. Michael Kleine
	Name:	R. Michael Kleine
	Title:	Chief Executive Officer

Dated: June 26, 2017

Canaccord Genuity Inc. 99 High Street Boston, MA 02110 T: 617.371.3900

ANNEX A
June 11, 2017
Board of Directors
Miramar Labs, Inc.
2790 Walsh Avenue
Santa Clara, California 95051
Members of the Board:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of common stock, par value $0.001 per share (“Shares”) (other than Excluded Holders, as defined below), of Miramar Labs, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Sientra, Inc., a Delaware corporation (“Parent”), Desert Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent, and the Company. The Agreement provides for, among other things, (i) Purchaser to commence a tender offer to purchase all of the outstanding Shares (the “Offer”) for (x) $0.3149 per Share in cash, without interest (the “Cash Consideration”) and (y) the contractual right pursuant to the Contingent Value Rights Agreement attached to the Merger Agreement (the “CVR Agreement”) to receive one or more contingent payments in an aggregate amount of up to $0.7058 per Share upon the achievement of certain milestones set forth in the CVR Agreement, without interest (together with the Cash Consideration, the “Consideration”), and (ii) following consummation of the Offer, the merger of Purchaser with and into the Company pursuant to which the Company will become a wholly owned subsidiary of Parent, and except as otherwise provided in the Merger Agreement, each outstanding Share not acquired in the Offer will be converted into the right to receive the Consideration (together with the Offer, the “Transaction”). For purposes of this opinion, “Excluded Holders” shall mean the following holders of Shares: (i) the Company (or the Company’s treasury); (ii) any wholly owned subsidiary of the Company; (iii) Parent, Purchaser or any other wholly owned subsidiary of Parent; (iv) holders who are entitled to and properly demand an appraisal of their Shares under the Delaware General Corporation Law; (v) the parties to the Tender and Support Agreements entered into with Parent and Purchaser in connection with the Transaction and their respective affiliates; and (vi) the parties to the Omnibus Amendment to Subordinated Secured Convertible Promissory Notes entered into with the Company and Parent in connection with the Transaction and their respective affiliates. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and the CVR Agreement.
Canaccord Genuity Inc. (“Canaccord Genuity”), as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent, certain of their respective affiliates and any other company that may be involved in the Transaction, as well as provide investment banking

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Board of Directors of Miramar Labs, Inc.
June 11, 2017

and other financial services to such companies. Other than as related to the Transaction, we have provided no other investment banking or other financial services of a material nature to either the Company or Parent during the two years preceding the date of this opinion. We note that, during such period, we have provided investment banking and/or other financial services to portfolio companies affiliated with certain significant stockholders of the Company that were unrelated to the Transaction and for which we received compensation. We have acted as financial advisor to the Company in connection with the Transaction. We received a fee upon signing our engagement letter, and also will receive fees for our services in connection with the Transaction, a portion of which is payable upon the delivery of this opinion and a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses and indemnify us for liabilities relating to or arising out of our engagement.
In connection with our review of the proposed Transaction and developing our opinion, we have, among other things:

(i)	reviewed certain publicly available historical business and financial information concerning the Company;

(ii)
analyzed certain internal financial statements and other business and financial information concerning the Company, including information regarding the Company’s outstanding indebtedness and specified extraordinary liabilities of the Company upon the closing of the Transaction, provided to us by senior management of the Company;

(iii)	conducted discussions with members of senior management of the Company regarding the past and current operations and financial condition and the prospects of the Company;

(iv)	compared the results of operations of the Company with those of certain publicly traded companies we deemed to be relevant and comparable to the Company;

(v)	compared the financial terms of the Transaction with the financial terms of certain other acquisitions we deemed to be relevant and comparable to the Transaction;

(vi)
reviewed the terms of the Merger Agreement and the CVR Agreement, each in substantially final form provided to us on June 10, 2017 by the Company, which we have assumed, with your permission, to be identical in all material respects to the agreements to be executed; and

(vii)
reviewed such other financial studies and analyses, performed such other investigations, and took into account such other matters as we deemed necessary, including an assessment of general economic, market and monetary conditions.

In connection with our review and arriving at our opinion, we have not independently verified any of the foregoing information, have relied on such information, have assumed that all such information is complete and accurate in all material respects, and have relied on assurances of

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Board of Directors of Miramar Labs, Inc.
June 11, 2017

management of the Company that they are not aware of any facts that would make such information misleading. With respect to any internal financial analyses, management’s assessments as to the estimated timing of achievement of the milestones under the CVR Agreement and other forward-looking information reviewed by us, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company. We have also assumed that the Transaction will be consummated upon the terms set forth in the Merger Agreement and the CVR Agreement, without waiver, modification or amendment of any material term, condition or agreement therein which would be in any way meaningful to our analysis. We have also assumed that, in the course of obtaining necessary governmental, regulatory and third party approvals and consents for the Transaction, no modification, delay, limitation, restriction or conditions will be imposed that will have an adverse effect on the Company, Parent, Purchaser or the contemplated benefits of the Transaction.
This opinion has been approved by a fairness committee of Canaccord Genuity in accordance with FINRA Rule 5150. Our opinion is rendered on the basis of securities, economic and market conditions prevailing as of the date hereof and on the prospects, financial and otherwise, of the Company, known to us as of the date hereof. It should be understood that (i) subsequent developments may affect the conclusions expressed in this opinion if this opinion were rendered as of a later date, and (ii) Canaccord Genuity disclaims any obligation to advise any person of any change in any manner affecting this opinion that may come to our attention after the date of this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion. We have not been requested to conduct and we have not conducted, nor have we relied upon, any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company. We also have not evaluated the solvency of any party to the Merger Agreement under any laws, rules or regulations relating to bankruptcy, insolvency or similar matters or the ability of the Company or Parent to pay its obligations, including the obligations under the CVR Agreement, when they become due.
This opinion is limited to the fairness, from a financial point of view, to holders of Shares (other than Excluded Holders) of the Consideration to be received by such holders in the Transaction (without giving effect to any impact of the Transaction on any particular holder of Shares other than in its capacity as a stockholder), and we express no opinion as to the fairness of the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Transaction or any view on another term or aspect of the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with the Merger Agreement. We also note that we are not legal, accounting, regulatory or tax experts and have relied on the assessments made by the Company and its advisors with respect to such matters. We have not considered, and we express no opinion as to, the fairness of the amount or nature of the compensation to any of the officers, directors or employees of the Company or any other party, or class of such persons, whether relative to the Consideration to be paid to the holders of Shares pursuant to the Merger Agreement or otherwise.

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Board of Directors of Miramar Labs, Inc.
June 11, 2017

It is agreed between the Board of Directors and Canaccord Genuity that this opinion, as set forth in this letter form, is directed to and for the information of the Board of Directors of the Company only (in its capacity as such) in connection with its evaluation of the Transaction and does not constitute advice or a recommendation to any holder of Shares as to whether such holder should tender its Shares in the Offer or how any stockholder should act on any other matter with respect to the Transaction. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except as otherwise set forth in our engagement letter.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Shares (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.
Sincerely,
/s/ Canaccord Genuity Inc.
CANACCORD GENUITY INC.

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ANNEX B
Section 262 of the General Corporation Law of the State of Delaware.
§ 262 Appraisal Rights.
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263 or § 264 of this title:
(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word

“amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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